Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CASCADE CORPORATION

at

$65.00 Net Per Share

by

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.,

an indirect wholly-owned subsidiary of

TOYOTA INDUSTRIES CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON MONDAY, DECEMBER 3, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of October 22, 2012 (the “Merger Agreement”), by and among Toyota Industries Corporation, a corporation formed under the laws of Japan (“Parent”), Industrial Components and Attachments II, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and Cascade Corporation, an Oregon corporation (the “Company”). Purchaser is offering to purchase (the “Offer”) all of the outstanding shares of common stock, par value $.50 per share (the “Shares”), of the Company at a price of $65.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”). Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”) and the Company will be the surviving corporation and an indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share (other than Shares owned by Parent, Purchaser, the Company (or any of their respective subsidiaries), or by any shareholder of the Company properly exercising dissenters’ rights under Oregon law, if any) will at the effective time of the Merger be converted into the right to receive the Offer Price.

The Offer is not subject to a financing condition. This Offer is conditioned upon, among other things, the following conditions: (i) prior to the Expiration Date (as defined below), a number of Shares having been validly tendered and not properly withdrawn, which, together with Shares then owned by Parent and its subsidiaries, including Purchaser, represents at least a majority of the then outstanding Shares on a fully diluted basis; (ii) any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) having expired or been terminated; (iii) approvals and consents under the German Act Against Restraints of Competition having been obtained; and (iv) other conditions described in Section 15—“Conditions of the Offer.”

The Board of Directors of the Company (the “Company Board”) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Company and its shareholders. Accordingly, the Company Board has recommended that the Company’s shareholders accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent required by applicable law, approve the Merger Agreement and the Merger.

The Dealer Manager for the Offer is:

November 2, 2012

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed copy thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed copy thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to 12:00 midnight, New York City time, on Monday, December 3, 2012 (the “Expiration Date,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Morrow & Co., LLC, as information agent for the Offer (the “Information Agent”) or Nomura Securities International, Inc. as Dealer Manager (the “Dealer Manager”), at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Copies of this Offer to Purchase, the Letter of Transmittal or any related documents must not be mailed to or otherwise distributed or sent in, into or from any country where such distribution or offering would require any additional measures to be taken or would be in conflict with any law or regulation of such country or any political subdivision thereof. Persons into whose possession this document comes are required to inform themselves about and to observe any such laws or regulations. This Offer to Purchase may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstances in which such offer or solicitation is not authorized or is unlawful.

i

SUMMARY TERM SHEET

Purchaser, an indirect wholly–owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $.50 per share, of the Company at a price of $65.00 net per Share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a shareholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers available on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

Industrial Components and Attachments II, Inc., an indirect wholly-owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through a merger transaction. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, the Surviving Corporation would be an indirect wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $65.00 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of October 22, 2012, provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, prior to the expiration of the Offer:

•

there has been validly tendered and not withdrawn a number of Shares which, together with any Shares then owned by Parent and its subsidiaries, including Purchaser, represent at least a majority of the then outstanding Shares on a fully diluted basis. The foregoing condition is referred to as the “Minimum Condition;”

•	there occurs the expiration or early termination of the applicable waiting periods required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•	there have been obtained approvals and consents under the German Act Against Restraints of Competition; and

•	we are not prohibited from consummating the Offer or the Merger by any applicable law or court order.

Based on information provided to Parent and Purchaser by the Company, as of October 18, 2012, there were 11,199,400 Shares issued and outstanding (including 72,922 unvested restricted Shares), 91,750 Shares issuable upon exercise of outstanding stock options and, based on the Offer Price, 407,364 Shares issuable upon exercise of outstanding stock appreciation rights.

The actual number of Shares required to be tendered and not properly withdrawn to satisfy the Minimum Condition will depend upon the actual number of outstanding Shares (determined on a fully diluted basis) of the Company on the date that Purchaser accepts Shares for payment pursuant to the Offer.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition or the requirement for the expiration or early termination of the applicable waiting periods required pursuant to the HSR Act (the “HSR Approval”) that is a component of the Governmental Approval Condition (as defined below) without the written consent of the Company. See Section 15—“Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. If the conditions to the Offer are satisfied, Parent will provide us with sufficient funds to acquire all of the Shares validly tendered in the Offer and not properly withdrawn and to complete the Merger. Parent intends to provide the necessary funds from cash on hand. The Offer is not conditioned on any financing arrangement. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

we, through our parent company (Parent), will have sufficient funds available to purchase all Shares validly tendered in the Offer and not properly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger and we, through our parent company (Parent), will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Monday, December 3, 2012, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three NYSE (as defined below) trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. In some cases, we are required to extend the Offer beyond its initial Expiration Date, but in no event will we be required to extend the Offer beyond the Outside Date (as defined below). We have agreed in the Merger Agreement that so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, we are required to extend our Offer beyond its initial Expiration Date for any period required by any rule or regulation of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or The New York Stock Exchange (“NYSE”). Pursuant to the Merger Agreement, Purchaser may extend the Offer for one or more successive periods of up to 10 business days ending no later than the Outside Date if any conditions to the Offer have not been satisfied or waived. In addition, in certain circumstances, if requested by the Company, we will also be required to extend the Offer in the same way.

Following our acceptance of Shares tendered in the Offer, we may, without the consent of the Company, provide a subsequent offering period in accordance with Rule 14d–11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are not required to extend the Offer or the Expiration Date beyond the Outside Date. The Outside Date depends on the reason for the extension of the Offer. The “Outside Date” means January 31, 2013, unless the only conditions to the Offer that have not been satisfied are those relating to antitrust approval and governmental orders preventing the consummation of the Offer, in which case the “Outside Date” may be extended at the discretion of either the Company or Parent to not later than March 31, 2013.

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal (or a copy thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NYSE trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner and, unless accepted for payment by us after the Offer has expired, you may withdraw tendered Shares at any time after 10:00 a.m., New York City time, on January 1, 2013. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. However, Shares tendered during a subsequent offering period, if any, may not be withdrawn. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a copy of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

What does the Company Board think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Company Board. The Company Board has:

•	unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Company and its shareholders; and

•

accordingly, the Company Board has recommended that the Company’s shareholders accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent required by applicable law, approve the Merger Agreement and the Merger.

A more detailed description of the Company Board’s reasons for approving and adopting the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Exchange Act, that will be mailed to the shareholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

No. Following the purchase of the Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly-owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly-held Shares that the Company’s Shares will no longer be eligible to be traded on the NYSE or any other securities exchange, there may not be a public trading market for the Company’s Shares, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Effects of the Offer on the Market for the Shares; Share Listing; Exchange Act Registration; Margin Regulations.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the then outstanding Shares (other than Shares held by Parent, Purchaser, the Company (or any of their respective subsidiaries), or by any shareholder of the Company properly exercising dissenters’ rights under Oregon law, if any) will be converted into the right to receive an amount in cash equal to the Offer Price without interest and less any applicable withholding taxes. We anticipate that a shareholder who does not tender its Shares in the Offer will not have dissenters’ rights under the OBCA in connection with the Merger. Under the OBCA, shareholders will not have dissenters’ rights if the Company’s Shares continue to be listed on the NYSE on the record date for the meeting of shareholders to consider or vote on the Merger (if shareholder approval is required for the Merger), or the effective date of the “short-form” merger under Section 60.491 of the OBCA, as applicable. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Effects of the Offer on the Market for the Shares; Share Listing; Exchange Act Registration; Margin Regulations.”

What is the market value of my Shares as of a recent date?

On October 19, 2012, the last trading day before we announced the Offer, the last sale price for the Shares reported on the NYSE was $55.08 per Share. On November 1, 2012, the last trading day before we commenced the Offer, the last sale price of the Shares reported on the NYSE was $65.00. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

The Company has been advised by each of its directors and executive officers that, as of October 22, 2012, each such person intended to tender all shares owned by such person in the Offer.

Have any shareholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. On October 22, 2012, concurrently with the execution of the Merger Agreement, Robert C. Warren, Jr. and Warren Holdings, LLC, a family-managed limited liability company, entered into a Tender and Voting Agreement (the “Tender Agreement”) with Parent and Purchaser pursuant to which they agreed to tender Shares and support the Merger Agreement and the transactions contemplated thereby. Robert C. Warren, Jr. and Warren Holdings, LLC have agreed to have an aggregate of 1,777,556 Shares (including restricted Shares and Shares underlying vested and unvested stock appreciation rights and vested options held), or approximately 15.6% of the Shares (including Shares represented by stock appreciation rights and vested and unvested options) subject to the Tender Agreement. See Section 11—“The Merger Agreement; Other Agreements.”

If I tender my Shares, when and how much will I get paid?

If the conditions to the Offer as set forth in Section 15—“Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $65.00 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

If the Company’s Board declares the Dividend and I tender, will I still receive the Dividend?

If the Company’s Board declares the Dividend (as defined in Section 6—“Price Range of Shares; Dividends”) and the record date is on or prior to the Expiration Date, then the Dividend will be paid on a payment date to holders who held as of that record date, which means that if you tender your Shares, you would still receive the Dividend. Even if you tender prior to the record date, you would be considered the holder of record as of any record date that occurs prior to the Expiration Date and you would receive the Dividend, even if the payment date occurs after the Expiration Date. You do not need to continue to hold your Shares to be paid so long as you were holders of record as of the record date.

Will you provide a subsequent offering period?

If fewer than 90% of the then outstanding Shares are accepted for payment pursuant to the Offer, we may elect to, and at the request of the Company will, provide for one subsequent offering period (as described in Section 1—“Terms of the Offer”) in accordance with Rule 14d-11 under the Exchange Act following our acceptance of the Shares in the Offer. During the subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $65.00 per Share, net to you in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. We will publicly announce any subsequent offering period no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

What is the Top-Up Option and when could it be exercised?

The Company has granted Purchaser an irrevocable option to purchase (the “Top-Up Option”), following acceptance for payment of the Shares validly tendered in the Offer, up to a number of newly-issued Shares equal to the lowest number of Shares that, when added to the number of Shares held by Parent and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares outstanding. The Top-Up Option is subject to certain conditions and may be exercised only after Purchaser has accepted for payment pursuant to the Offer no less than 65% of the then-outstanding Shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable laws of the state of Oregon and the state of Delaware at a time when the approval of the Merger at a meeting of the Company’s shareholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. If, after completion of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), Purchaser and its affiliates own more than 50% but less than 65% of the outstanding Shares, the Company will hold a shareholders’ meeting to obtain shareholder approval of the Merger. See Section 11—“The Merger Agreement; Other Agreements” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender and the amount of cash you receive for those Shares. If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for more than one year. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of certain material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-United States income and other tax laws).

Will I have dissenters’ rights?

Dissenters’ rights are not available as a result of the Offer. In addition, we anticipate that a shareholder who does not tender its Shares in the Offer will not have dissenters’ rights under the OBCA in connection with the Merger. At the Acceptance Time, if Purchaser does not otherwise own at least 90% of the outstanding Shares, but has accepted for payment pursuant to the Offer no less than 65% of the then-outstanding Shares, Purchaser expects to exercise the Top-Up Option and purchase sufficient Top-Up Shares such that, following such exercise, Purchaser will own, directly or indirectly, at least 90% of the outstanding Shares and will be able to complete a short-form merger without the necessity of holding a meeting of the Company’s shareholders to approve the Merger. Under the OBCA, shareholders will not have dissenters’ rights if the Company’s Shares continue to be listed on the NYSE on the date the Merger becomes effective as a short-form merger. Shareholders do not have dissenters’ rights under the OBCA if the Company’s Shares continue to be listed on the NYSE on the record date for the meeting of shareholders to consider or vote on the Merger (if shareholder approval is required for the Merger), or the effective date of the “short-form” merger under Section 60.491 of the OBCA, as applicable. We expect that the Shares will continue to be listed on the NYSE through the record date for any such shareholders’ meeting or the effective date of the “short-form” merger, as applicable and, accordingly, that shareholders will not be entitled to dissenters’ rights. See Section 12—“Purpose of the Offer; Plans for the Company.”

Who should I talk to if I have additional questions about the Offer?

You may call Morrow & Co., LLC toll-free at (800) 662-5200 or Nomura Securities International, Inc. (“Nomura”) at (212) 667-2152. Morrow & Co., LLC is acting as the information agent and Nomura is acting as the dealer manager for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Industrial Components and Attachments II, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“Parent”), hereby offers to purchase for cash (the “Offer”) all outstanding shares of common stock, par value $.50 per share (“Shares”), of Cascade Corporation, an Oregon corporation (the “Company”), at a price of $65.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (such amount per Share, or any different amount per Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”). The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, December 3, 2012, unless the Offer is extended in accordance with the terms of the Merger Agreement (as the date of the expiration of the Offer may be extended, the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 22, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of the Shares in the Offer, Purchaser will merge with and into the Company (the “Merger”) and the Company will be the surviving corporation and an indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”). According to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser, the Company (or any of their respective subsidiaries), all of which will be cancelled, or by any shareholder of the Company properly exercising dissenters’ rights under the Oregon Business Corporation Act (the “OBCA”), if any) will be converted into the right to receive the Offer Price in cash (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of stock appreciation rights, options and other equity securities of the Company.

Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of the Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”), Morrow & Co., LLC, as information agent for the Offer (the “Information Agent”), and Nomura Securities International, Inc., as dealer manager for the Offer (the “Dealer Manager”), incurred in connection with the Offer. See Section 17— “Fees and Expenses.”

The Board of Directors of the Company (the “Company Board”) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Company and its shareholders. Accordingly, the Company Board has recommended that the Company’s shareholders accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent required by applicable law, approve the Merger Agreement and the Merger (the “Company Board Recommendation”).

A more detailed description of the Company Board’s reasons for approving and adopting the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the shareholders of the Company.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, a number of Shares having been validly tendered in accordance with the terms of the Offer, and not properly withdrawn prior to the Expiration Date, which, together with any Shares then owned by Parent and its subsidiaries, including Purchaser, represent at least a majority of the then outstanding Shares on a fully diluted basis. The foregoing condition is referred to as the “Minimum Condition.” The Offer is also conditioned upon, among other things, the expiration or early termination prior to the expiration of the Offer of the applicable waiting periods required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Purchaser not being prohibited from consummating the Offer or the Merger by any applicable law or court order. The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition or the requirement for HSR Approval that is a component of the Governmental Approval Condition without the written consent of the Company. See Section 15—“Conditions of the Offer.”

The Company has advised Parent that, as of October 18, 2012, there were 11,199,400 Shares issued and outstanding (including 72,922 unvested restricted Shares), 91,750 Shares issuable upon exercise of outstanding stock options and, based on the Offer Price, 407,364 Shares issuable upon exercise of outstanding stock appreciation rights. As of the date of this Offer to Purchase, none of Parent, Purchaser, or any person listed on Schedule I beneficially owns any Shares, except for Shares that may be deemed to be beneficially owned as the result of the Tender and Voting Agreement by and among Purchaser, Parent and certain shareholders of the Company dated October 22, 2012 (the “Tender Agreement”). For more information about the Tender Agreement, see Section 11—“The Merger Agreement; Other Agreements.” The actual number of Shares required to be tendered and not properly withdrawn to satisfy the Minimum Condition will depend upon the actual number of outstanding Shares (determined on a fully diluted basis) of the Company on the date that Purchaser accepts Shares for payment pursuant to the Offer.

The Merger Agreement provides that, effective upon the closing of the Offer (the “Offer Closing”), Purchaser is entitled to designate such number of directors to the Company Board that is equal to the total number of directors on the Company Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including shares accepted for payment) bears to the total number of Shares then outstanding, rounded up to the next whole number, and the Company will cause Purchaser’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, the Company will also cause individuals designated by Purchaser to constitute the proportional number of members on each committee of the Company Board.

After the Offer Closing, if appropriate, the Company will take all action necessary to elect to be treated as a “Controlled Company” as defined by the NYSE (as defined below) Listed Company Manual Section 303A (or any successor provision) and make all necessary filings and disclosures associated with this status.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Offer Closing to approve the Merger without the affirmative vote of any other shareholder of the Company. The Company has agreed, if required, to cause a meeting of its shareholders to be held as promptly as practicable following the Offer Closing for the purposes of considering and taking action upon the approval of the Merger Agreement and the Merger. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer and pursuant to the Top-Up Option (as defined below), if applicable, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger under the OBCA and the General Corporation Law of the State of Delaware (the “DGCL”) without a shareholders’ meeting and without the approval of the Company’s shareholders. See Section 11—“The Merger Agreement; Other Agreements.”

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, December 3, 2012, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to a Subsequent Offering Period described below), expires; provided, however, that the Expiration Date may not be extended beyond the Outside Date. The Outside Date depends on the reason for the extension of the Offer. The “Outside Date” means January 31, 2013, unless the only conditions to the Offer that have not been satisfied are those relating to antitrust approval and governmental orders preventing the consummation of the Offer, in which case the “Outside Date” may be extended at the discretion of either the Company or Parent to not later than March 31, 2013.

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in Section 15—“Conditions of the Offer” (each, an “Offer Condition”). Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the Offer Conditions (other than the Minimum Condition or requirement for HSR Approval that is a component of the Governmental Approval Condition) without the written consent of the Company.

The Merger Agreement provides that Purchaser will, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the NYSE (“NYSE”) that is applicable to the Offer. Pursuant to the Merger Agreement, Purchaser may extend the Offer for one or more successive periods of up to 10 business days ending no later than the Outside Date if any conditions to the Offer have not been satisfied or waived. In addition, in certain circumstances, if requested by the Company, Purchaser will also be required to extend the Offer in the same way.

If fewer than 90% of the then outstanding Shares are accepted for payment pursuant to the Offer, Purchaser may, without the consent of the Company, and will, at the request of the Company, provide for one subsequent offering period in accordance with Rule 14d-11 under the Exchange Act (a “Subsequent Offering Period”) immediately following the Expiration Date. A Subsequent Offering Period is an additional period of time of not less than three nor more than 20 business days in length, beginning after Purchaser initially accepts for purchase Shares tendered in the Offer, during which time shareholders may validly tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d–11 under the Exchange Act provides that Purchaser may provide for a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) the Offer is for all outstanding shares, (iii) Purchaser accepts and promptly pays for all Shares validly tendered during the Offer prior to the Expiration Date, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins a Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are validly tendered during a Subsequent Offering Period, and (vi) Purchaser offers the same form and amount of consideration to holders of Shares in both the initial offering period and a Subsequent Offering Period. If Purchaser elects to provide for a Subsequent Offering Period, it will announce the Subsequent Offering Period by issuing a press release to a national news service prior to 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to extend the

Offer if any of the Offer Conditions have not occurred, (ii) to waive any condition to the Offer, or (iii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 15—“Conditions of the Offer” occur. Purchaser will not terminate the Offer prior to any scheduled Expiration Date (including any rescheduled Expiration Date) without the prior written consent of the Company except in the event that the Merger Agreement is terminated.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights described under Section 15—“Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day, other than Saturday, Sunday or a federal holiday, and will consist of the time period from 12:01a.m. through 12:00 midnight, New York City time.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be properly withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay acceptance for payment or to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a purchaser making a tender offer pay the consideration offered or return tendered shares promptly after the termination or withdrawal of the offer. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of shareholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Date Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such 10th business day.

The Company has provided Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the Offer Conditions set forth in Section 15—“Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of a purchaser to pay for or return tendered shares promptly after the termination or withdrawal of the offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book–Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during a Subsequent Offering Period, if it is provided, the tendering shareholder must comply with the foregoing procedures, except that required documents and certificates must be received during a Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or the shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date; or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery do not need to be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Share Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Shareholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser, and each of them, as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and, with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of shareholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 28%, but scheduled to increase to 31% on January 1, 2013) of the amount of any payments made by Purchaser to a shareholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to shareholders of the Offer Price of Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) and certify that such shareholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each tendering non-United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after 10:00 a.m., New York City time, on January 1, 2013, unless such Shares have been accepted for payment after the Offer has expired as provided in this Offer to Purchase.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during a Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period, if it is provided, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not address United States federal income tax consequences to beneficial owners of Shares exercising dissenters’ rights, if any. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of each holder’s particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws (such as banks, insurance companies, tax-exempt organizations, retirement plans and other tax-deferred accounts, hybrid entities, brokers, regulated investment companies, real estate investment trusts, United States Holders that have a “functional currency” other than the U.S. dollar, persons holding Notes as part of a hedging, integrated or conversion transaction or a straddle, dealers in securities, traders that use mark-to-market tax accounting, United States expatriates, persons subject to the alternative minimum tax, or holders who received the Shares as compensation).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of certain material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	an individual who is a United States citizen or United States resident alien;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the United States Holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently 28%, but scheduled to increase to 31% on January 1, 2013) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non-United States Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is an individual, corporation, estate or trust that is not a United States Holder.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business.

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such non-United States Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the taxable year.

Backup Withholding Tax

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless, generally, the non-United States Holder certifies under penalties of perjury on an applicable IRS Form W-8 that such non-United States Holder is not a United States person, or such non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, local, foreign or other tax laws.

6. Price Range of Shares; Dividends.

The Shares are listed on the NYSE under the symbol “CASC.” The Shares have been listed on the NYSE since 1996. The following table sets forth for the indicated periods the high and low sales prices per Share, and dividends paid per Share, as reported in published financial sources since February 1, 2010:

	High	Low	Dividends
Fiscal Year Ended 2011:
First Quarter	$40.35	$25.33	$0.02
Second Quarter	$43.36	$27.34	$0.05
Third Quarter	$40.65	$27.55	$0.10
Fourth Quarter	$51.82	$34.65	$0.10
Fiscal Year Ended 2012:
First Quarter	$52.53	$42.15	$0.20
Second Quarter	$55.67	$37.90	$0.20
Third Quarter	$51.30	$31.30	$0.25
Fourth Quarter	$58.33	$37.30	$0.25
Fiscal Year Ending 2013:
First Quarter	$59.95	$45.53	$0.35
Second Quarter	$51.45	$42.86	$0.35
Third Quarter	$65.45	$45.37	$0.35
Fourth Quarter (November 1, 2012)	$65.00	$64.90

On October 19, 2012, the last trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of Shares reported on the NYSE was $55.08 per share; therefore, the Offer Price of $65.00 per share represents a premium of approximately 18% over such price. On November 1, 2012, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on the NYSE was $65.00 per share.

Shareholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Under the terms of the Merger Agreement, the Company is not permitted to make, declare, set aside or pay any dividends in respect of Shares, other than regular quarterly dividends not in excess of $0.35 per share (such dividends, if any, the “Dividend”), until the Effective Time of the Merger, unless consented to by Parent in writing. If the Company Board declares the Dividend and the record date is on or prior to the Expiration Date, then the Dividend will be paid on a payment date to holders who held as of that record date, which means that if a shareholder tenders its Shares, such shareholder would still receive the Dividend. Even if a shareholder tenders prior to the record date, such shareholder would be considered the holder of record as of any record date that occurs prior to the Expiration Date and such shareholder would receive the Dividend, even if the payment date occurs after the Expiration Date. Shareholders do not need to continue to hold their Shares to be paid so long as such shareholders were holders of record as of the record date. See Section 14—“Dividends and Distributions.”

7. Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2012, and is qualified in its entirety by reference to such report.

General. The Company was organized in 1943 under the laws of the state of Oregon. The Company’s corporate headquarters are located at 2201 N.E. 201st Ave., Fairview, Oregon 97024-9718 and the telephone number at its corporate headquarters is (503) 669-6300. The Company is one of the world’s leading manufacturers of materials handling load engagement devices and related replacement parts, primarily for the lift truck industry and to a lesser extent on construction, mining and agricultural vehicles.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street NE., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that provide access to reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at www.cascorp.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

Prospective Financial Information. In connection with and at various stages during the discussions between Parent and the Company that led to the negotiation of the Merger Agreement, the Company provided Parent and Purchaser certain prospective financial information concerning the Company. Certain prospective financial information was first provided to Parent and Purchaser on August 3, 2012, with an update as of September 7, 2012, to reflect revised expectations. Prospective information provided August 3, 2012, included projected revenues, earnings before interest and taxes (“EBIT”), earnings before interest, taxes, depreciation and amortization, adjusted to add back equity compensation related expense (“Adjusted EBITDA”), capital expenditures and changes in net working capital, while information provided September 7, 2012, included projected revenues, gross profit, selling, general and administrative expenses, EBIT, Adjusted EBITDA, capital expenditures and changes in net working capital for the Company’s fiscal years 2013 through 2017.

None of Parent, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on, the prospective financial information summarized below, or the assumptions underlying such information. The summary of such information is included solely to give shareholders access to the information that was made available to Parent and is not included in this Offer to Purchase in order to influence any Company shareholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer with respect to the Shares, if any.

It is our understanding that this prospective financial information was prepared by the Company solely for internal use and was not prepared for use in the documents relating to the Offer or with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). To our knowledge, neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

It is our understanding that the Company’s prospective financial information reflects numerous estimates and assumptions made by the Company with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective financial information, including, but not limited to, the Company’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the Company’s reports filed with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecasted. The prospective financial information covers multiple years and such information by its nature becomes less reliable with each successive year. In addition, the prospective financial information will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. We understand that the assumptions upon which the prospective financial information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. Such information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that the Company, Parent, Purchaser, any of their respective representatives or anyone who received this information then considered, or now considers, it necessarily predictive of actual future events, and this information should not be relied upon as such. None of Parent, Purchaser, their advisors or representatives (including the Information Agent, the Depositary and the Dealer Manager) or any of their respective affiliates makes any representation to any shareholder regarding the validity, reasonableness, accuracy or completeness of the prospective financial information described below.

We understand that the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement. There can be no assurance that the announcement of the Offer or the transactions contemplated by the Merger Agreement will not cause customers of the Company to delay or cancel purchases of the Company’s products pending the consummation of such transactions or the clarification of any intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in such prospective financial information. Further, the prospective financial information does not take into account the effect of any failure of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context.

The inclusion of the prospective financial information herein should not be deemed an admission or representation by Parent or Purchaser that they are viewed by Parent or Purchaser as material information of the Company. The prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Company’s prospective financial information, shareholders are cautioned not to place undue, if any, reliance on the prospective financial information included in this Offer to Purchase.

The following is a summary of the prospective financial information the Company provided to Parent on August 3, 2012:

	Fiscal Year Ending January 31,
	2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Revenue	$556	605	657	709	764
EBIT	$84	96	104	112	121
Adjusted EBITDA	$96	109	119	128	138
Changes in Net Working Capital	$(6)	(13)	(15)	(14)	(15)
Capital Expenditures	$(16)	(17)	(18)	(20)	(21)

The following is a summary of the updated prospective financial information the Company provided to Parent on September 7, 2012:

	Fiscal Year Ending January 31,
	2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Revenue	$543	596	653	709	759
Gross Profit	$169	184	200	215	230
SG&A	$90	94	98	102	107
EBIT	$80	91	102	113	123
Adjusted EBITDA	$93	105	117	128	139
Changes in Net Working Capital	$(2)	(14)	(16)	(15)	(14)
Capital Expenditures	$(17)	(17)	(18)	(20)	(21)

Assumptions. Parent and Purchaser have been advised by the Company that the prospective financial information provided on September 7, 2012 was based on several assumptions, the principal ones of which are that:

•	Fiscal year 2013 gross margin will maintain current trends;

•	Revenue from forks and attachments will increase by approximately 1.5% for fiscal year 2013 and 5% annually for fiscal years 2014-2017;

•	Revenue due to growth initiatives will increase by approximately 4% per year for fiscal years 2014-2016 and 2.5% for fiscal year 2017;

•

Construction products as a percentage of total revenue will increase from approximately 6% of total revenue in fiscal year 2013 to approximately 10% of total revenue in fiscal year 2017, with gross margins on construction increasing from approximately 6% in fiscal year 2013 to 18% in fiscal year 2017; and

•

For fiscal years 2014-2017, gross margins with respect to attachments and forks will remain consistent with fiscal year 2013, with the exception of a projected 0.5% per year decline in gross margin with respect to attachments in China driven by competition and pricing considerations.

Certain of the prospective financial information set forth herein are non-GAAP financial measures. We understand that the Company provided this information to Parent because the Company believed it could be useful in evaluating, on a prospective basis, the Company’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

8. Certain Information Concerning Parent and Purchaser.

General. Parent is a Japanese transportation equipment company founded in 1926 under the Companies Act of Japan, with its principal executive offices at 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan. The telephone number of Parent’s principal executive offices is +81-(0)###-##-####. Parent’s shares are traded on the Tokyo Stock Exchange under symbol 6201.

Parent is engaged primarily in the manufacture and sale of automobiles, materials handling equipment and textile machinery, as well as in the logistics business in Japan and internationally. Parent’s Automobile Segment manufactures and sells automobiles, engines, compressors for automotive air-conditioners, foundry pieces and electronic equipment. Parent’s Materials Handling Equipment Segment provides forklift trucks, warehouse equipment, automatic warehouse and vehicles for high-place work. Parent’s Logistics Segment plans, designs and operates distribution centers, provides land transportation services and offers collection and delivery services and the management of collection and delivery fees and information. Parent’s Textile Machinery Segment offers weaving machines and spinning machines.

Purchaser is a Delaware corporation with its principal offices located at c/o Toyota Industries Corporation, 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan. The telephone number of Purchaser’s principal executive offices is +81-(0)###-##-####. Purchaser is an indirect wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address and phone number, current principal occupation or employment and five-year material employment history of each director and executive officer of Parent and Purchaser and certain other information are set forth in Annex I hereto.

Parent is a customer of the Company and purchased forks and specialty attachments to be attached to lift trucks from the Company representing sales of approximately $31 million in 2012 and $21 million in 2011, accounting for approximately 6% in 2012 and 5% in 2011 of the Company’s total sales.

Certain Relationships Between Parent, Purchaser and the Company. Except as set forth elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, any of the persons listed in Annex I hereto or any associate or majority-owned subsidiary of any of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire, directly or indirectly, any Shares or any other equity securities of the Company; (ii) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Parent, Purchaser, their respective subsidiaries, or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries; (iv) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Annex I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, consents or authorizations); (v) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Parent, Purchaser or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (vi) during the two years before the date of this Offer to Purchase, there have been no material contacts, negotiations or transactions between any of Parent, Purchaser, their respective subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, the persons listed in Annex I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, the persons listed in Annex I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Additional Information. Pursuant to Rule 14d–3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213, are also available to the public on the SEC’s internet site (http://www.sec.gov) and may also be obtained by mail from the public reference facilities at prescribed rates. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1–800–SEC–0330. Additionally, although Parent is not subject to the informational and reporting requirements of the Exchange Act and is therefore not required to file reports and other information with the SEC relating to its business, financial condition and other matters, more information relating to Parent is available at www.toyota-industries.com. The information contained in, accessible from or connected to Parent’s website is not incorporated into, or otherwise a part of, this Offer to Purchase. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

9. Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and to consummate the Merger is approximately $768 million, including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of the Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash balances.

Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

Purchaser, through its parent company (Parent), will have sufficient funds available to purchase all Shares validly tendered in the Offer and not properly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and Purchaser, through its parent company (Parent), will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

As part of the ongoing evaluation of Parent’s business and strategic alternatives, the board of directors of Parent and senior members of its management, on occasion with external financial and legal advisors, from time to time evaluate strategic opportunities and prospects for acquisitions. In addition, the Company has had a long-time commercial relationship with Parent in supplying Parent with certain forks and specialty attachments to be attached to lift trucks. In 2009, Parent expressed interest in acquiring the Company. The Company informed Parent that it was not interested in pursuing a strategic transaction with Parent and discussions ended. The Company gave Parent no substantive reason for declining its expression of interest.

On July 19, 2012, Mr. Robert C. Warren, Jr., President and Chief Executive Officer of the Company, called Mr. Brett Wood, President of Toyota Material Handling North America, Inc. and Chairman of the Board of Toyota Material Handling, U.S.A., Inc. (“TMHU”), a wholly owned subsidiary of Parent, and asked Mr. Wood if he would provide initial assistance in establishing direct communication with Parent corporate headquarters in Japan. Mr. Wood agreed. Mr. Warren then requested that Mr. Wood inform Parent that if it still had an interest in acquiring the Company, this would be an appropriate time to express that interest.

On July 23, 2012, Mr. Wood called Mr. Warren back and indicated Parent’s interest in discussing a potential business combination involving the Company. Mr. Wood informed Mr. Warren that Mr. Tetsuro Toyoda, President of Parent had approved a possible Parent approach to the Company and that representatives from Parent would like to meet with Mr. Warren for further discussions. It was tentatively agreed that on August 3 Mr. Wood would accompany two representatives from Parent headquarters in Japan to Fairview to introduce them to Mr. Warren and certain members of the Company’s management.

On August 3, 2012, Mr. Toru Inagawa, General Manager of TMHG Business Planning Department and Mr. Hitoshi Matsuoka, Deputy General Manager of TMHG Business Planning Department, together with Mr. Wood met with Mr. Warren and Mr. Richard S. Anderson, Cascade Executive Vice President & Chief Operating Officer. During this meeting, Mr. Warren informed Parent that if it wished to express an interest in the Company, it should do so prior to August, 28, 2012. Mr. Wood, on behalf of Parent group companies, and the Company executed a confidentiality agreement (the “Confidentiality Agreement”).

On August 6, 2012, Parent requested that the Company provide a suggested timeline and a template for an indication of interest. Mr. Anderson responded by sending a letter to Mr. Wood from Merrill Lynch Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), financial advisor to the Company, summarizing the general form and content an initial indication of interest might cover and further suggesting that any indication of interest be submitted to BofA Merrill Lynch. In the correspondence, it was noted that it would be necessary for Parent’s indication of interest to be received by August 27, 2012, in order to be considered by the Company Board in connection with its next regular meeting.

On August 8, 2012, Parent’s financial advisor, Nomura Securities Co., Ltd (“Nomura Securities”), and BofA Merrill Lynch held a conference call to discuss the background of the Company sale process to date.

On August 22, 2012, Parent’s management committee held a meeting and discussed and approved Parent’s proposed indication of interest.

On August 23, 2012, Nomura Securities and BofA Merrill Lynch held an organizational telephone conference to discuss timing and next steps in connection with the proposed transaction.

On August 27, 2012, Parent made an indicative offer of $63 to $68 per share, based on information provided by the Company in a management presentation dated July 2012 that was delivered to Parent on August 3, 2012. The indication of interest was submitted by Nomura Securities to BofA Merrill Lynch. Parent’s indication of interest was subject to, among other things, the satisfactory completion of Parent’s due diligence investigation and the negotiation and execution of a mutually acceptable definitive transaction agreement.

On August 28, 2012, Nomura Securities was informed by BofA Merrill Lynch that the Company Board unanimously authorized the Company’s management to have further discussions with Parent with a goal of securing a firm proposal and negotiating associated documentation for the Company Board’s further consideration, and Parent and the Company agreed to commence due diligence and negotiation of the transaction documents.

On August 29, 2012, the Company granted to Parent and its external advisors, including Nomura Securities, White & Case LLP (“White & Case”), its legal advisor, Deloitte & Touche LLP, its accounting advisor, and ENVIRON International Corporation (“ENVIRON”), its environmental advisor, access to the Company’s electronic data room in which the Company had made available confidential non-public information related to its business and operations. For the next several weeks, Parent’s representatives, including its external advisors, conducted detailed business, financial, regulatory, environmental, intellectual property and legal due diligence investigations of the Company and its business and operations utilizing information provided by the Company. Visits by representatives of Parent to certain manufacturing and distribution facilities of the Company in the United States, Canada, The Netherlands, Italy, England, Australia and China also took place during this time. As part of Parent’s due diligence process, representatives of Parent held numerous discussions with members of the Company’s management by teleconference.

On September 5, 2012, there was a dinner meeting at The Ritz Carlton Hotel in Marina del Rey, California, between Parent’s management, including Mr. Chiaki Yamaguchi, Executive Vice President, Mr. Kazue Sasaki, Senior Managing Director, Mr. Yorihito Ikenaga, Senior Technical Executive, Mr. Takaki Ogawa, Senior Managing Officer, Mr. Wood, Mr. Inagawa and Mr. Matsuoka and the Company’s management, including Mr. Warren and Mr. Anderson. The event was primarily social and the only substantive issue discussed which related to a potential transaction was the future plans of Mr. Warren and Mr. Anderson should a transaction occur. Mr. Yamaguchi expressed Parent’s interest in having Mr. Warren and Mr. Anderson remain with the Company following a purchase. No employment terms were discussed. Mr. Warren and Mr. Anderson indicated their willingness to remain with the Company.

On September 6 and September 7, 2012, Parent’s due diligence team met with the Company’s full executive team and certain managers along with representatives of BofA Merrill Lynch in Portland, Oregon. Certain of Parent’s representatives toured the Company’s plant in Fairview, Oregon. There were various discussions regarding business, financials, and legal matters. At this meeting, the Company shared with Parent a further updated version of its financial projections and an updated management presentation dated September 2012.

On September 11, 2012, the initial draft of the agreement and plan of merger was provided by the Company’s legal advisor, Miller Nash LLP (“Miller Nash”), to White & Case.

From September 11, 2012 to September 14, 2012, Parent and Nomura Securities participated in site visits at three of the Company’s plants sites and ENVIRON conducted environmental reviews at certain major Company locations.

On September 21, 2012, BofA Merrill Lynch called Nomura Securities to discuss the next steps and requested that Parent submit its final bid by October 9, 2012.

On September 24, 2012, White & Case, on Parent’s behalf, provided to Miller Nash comments to the initial draft of the agreement and plan of merger. White & Case also provided to the Company a draft of the tender and voting agreement that Parent expected Mr. Warren and Warren Holdings, LLC, a family-managed limited liability company that holds Shares, as well as a trust for the benefit of a family not related to the Warrens that holds Shares, to execute in connection with the proposed transaction.

On September 27, 2012, Mr. Wood called Mr. Warren to relay a question from Parent concerning recent increases in the Company’s share price. Mr. Warren stated his belief that the share price movement reflected an equity research analyst’s published speculation that the Company would pay a substantial special dividend prior to the end of 2012. Also on that date, White & Case contacted Miller Nash to discuss the Company’s request for a firm offer price for consideration by the Company Board on October 9, 2012, and the steps that would be required to have a more fully-negotiated agreement and plan of merger by that point.

On September 28, 2012, Miller Nash and White & Case had a telephonic conference to discuss the terms and conditions in the draft agreement and plan of merger.

On October 2, 2012, White & Case contacted Miller Nash regarding the status of the agreement and plan of merger and the expected date of circulation of a revised draft.

On October 3, 2012, Miller Nash, on behalf of the Company, provided to White & Case a revised draft of the agreement and plan of merger. On the same day, White & Case and Miller Nash conducted a telephonic conference to discuss required notifications and other regulatory matters regarding the potential transaction. Following the call, White & Case and Miller Nash continued to exchange various communications relating to regulatory matters and expected filings. Related communications continued throughout the period leading up to the execution of the agreement and plan of merger.

On October 5, 2012, BofA Merrill Lynch called Nomura Securities to confirm Parent’s plans to submit a final bid by October 9, 2012 and to discuss open issues regarding the tender and voting agreement. BofA Merrill Lynch indicated that Mr. Warren would agree to consider entering into an agreement and had retained counsel to review the draft tender and voting agreement. However, BofA Merrill Lynch indicated that it would be difficult and potentially involve disclosure risk to require that the unrelated trust sign the tender and voting agreement.

On October 8, 2012, Nomura Securities, on behalf of Parent, sent the final bid package, including the bid letter, proposed drafts of the agreement and plan of merger and the tender and voting agreement, to BofA Merrill Lynch. The key terms in the offer were a price offer of $64 per share, a 5% break-up fee and a tender and voting agreement with Mr. Warren, Warren Holdings, LLC and the unrelated trust.

On October 8, 2012, K&L Gates LLP (“K&L Gates”), counsel to Mr. Warren, provided to White & Case comments to the initial draft of the tender and voting agreement.

On October 9, 2012, representatives of BofA Merrill Lynch proposed, on behalf of the Company Board, a counter offer of $67 per share and a 3% break-up fee to Parent. In addition, it was reemphasized that only Mr. Warren and his affiliates would be signing the tender and voting agreement and the unrelated trust would not. On the same day, White & Case and Miller Nash had a telephonic meeting to discuss certain employee-related matters.

On October 10 and October 11, 2012, Miller Nash and White & Case had telephonic meetings to discuss outstanding issues regarding the draft agreement and plan of merger, including (i) circumstances under which the Company would be permitted to cause Parent to extend the tender offer, (ii) details regarding representations and warranties requested by the Company by Parent, (iii) Parent’s request for its fees and expenses to be paid if the agreement and plan of merger terminated under certain circumstances, (iv) details regarding the circumstances under which the Company would be able to consider a superior proposal, and (v) the timing of payments in the event the Company accepted a superior proposal following execution of the agreement and plan of merger.

On October 12, 2012, Miller Nash, on the Company’s behalf, provided White & Case with a revised draft of the agreement and plan of merger reflecting issues discussed on the calls on October 10, 2012 and October 11, 2012.

On October 13, 2012, Mr. Wood called Mr. Warren to relay the message that Parent would be working over the weekend to formulate a response to the proposal received from BofA Merrill Lynch and to inquire as to the time it would take the Company Board to reply if Parent were to improve its proposal. Mr. Warren said the Company Board planned to meet on October 22, 2012 to consider any changed proposal from Parent.

On October 15, 2012, Miller Nash and White & Case had a telephonic meeting to discuss the remaining issues regarding the draft agreement and plan of merger. Over the next few days, Miller Nash and White & Case continued negotiations regarding details of the draft agreement and plan of merger.

On October 16, 2012, the Company’s management, BofA Merrill Lynch and Nomura Securities had a telephonic meeting to review the monthly financial performance of the Company in August and September. On the same day, negotiations continued between Miller Nash and White & Case regarding the commercial terms including size of the break-up fee and the issue of the tender and voting agreement with the unrelated trust.

On October 17, 2012, White & Case and K&L Gates had a telephone conversation to discuss the terms of the draft tender and voting agreement. On the same day, White & Case sent K&L Gates a revised draft of the tender and voting agreement reflecting the discussion from the telephone conversation. Nomura Securities and BofA Merrill Lynch had a telephonic meeting during which Nomura Securities communicated Parent’s revised offer of $65 per share and a 4% break-up fee. Nomura Securities indicated that Parent would be willing to waive the requirement for the unrelated trust to execute a tender and voting agreement. BofA Merrill Lynch responded to Nomura Securities indicating that the Company Board was willing to accept and recommend Parent’s revised offer, subject to satisfactory completion of agreement and plan of merger negotiations and Parent board approval. Nomura Securities and BofA Merrill Lynch discussed the timing of the board of director approvals and announcement of the proposed transaction. On the same day, White & Case sent Miller Nash a revised draft agreement and plan of merger which reflected earlier agreements on contract language, and Mr. Warren called Mr. Wood to discuss plans for disclosure of the transaction if the Company Board and the board of directors of Parent were to agree on a proposal.

On October 19, 2012, White & Case and Miller Nash had a telephonic conference during which details regarding the proposed transaction were resolved and final due diligence actions were discussed.

On October 21, 2012, the Company Board held a meeting to consider the terms of the proposed transaction. Following discussion, the Company Board unanimously approved and adopted the proposed agreement and plan of merger, subject to approval of Parent’s board of directors, and authorized the Company to enter into the Merger Agreement.

On October 22, 2012, Parent’s board of directors unanimously approved the Merger, and Parent and the Company executed and delivered the Merger Agreement effective as of October 22, 2012 and Parent entered into the Tender Agreement with Mr. Warren and Warren Holdings, LLC.

On October 22, 2012, before the U.S. stock markets opened, Parent and Company issued a joint press release announcing the execution of the Merger Agreement and the forthcoming announcement of a tender offer by Parent to acquire all of the issued and outstanding Shares at a price of $65.00 per Share in cash. The press release is filed as Exhibit (a)(1)(F) to the Schedule TO and is incorporated herein by reference.

Information in this section regarding telephone conversations, meetings and other contacts or activities that did not involve Parent, the board of directors of Parent or representatives of Parent has been furnished by the Company.

11. The Merger Agreement; Other Agreements.

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning the Company.” Capitalized terms used but not defined herein will have the respective meanings given to them in the Merger Agreement. Shareholders and other interested parties should read the Merger Agreement for a more detailed description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as reasonably practicable after the date of the Merger Agreement but in no event later than the 10th business day after the date of the Merger Agreement. Purchaser will, subject to the terms and conditions of the Merger Agreement including the prior satisfaction or waiver of the Offer Conditions, consummate the Offer in accordance with its terms and accept for payment each Share validly tendered and not properly withdrawn pursuant to the Offer, and promptly following the acceptance of the Shares, pay the Offer Price net to the seller in cash, without interest (subject to any withholding of Tax pursuant to the Merger Agreement).

The obligations of Purchaser to accept for payment and pay for any Shares validly tendered and not properly withdrawn on or prior to the Expiration Date will be subject only to the satisfaction or waiver by Parent or Purchaser if permitted under the Merger Agreement, of each of the Offer Conditions. The Offer Conditions are for the sole benefit of Parent and Purchaser and, other than the Minimum Tender Condition or the requirement for HSR Approval that is a component of the Governmental Approval Condition, may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time in their sole discretion, in each case subject to the terms and conditions of the Merger Agreement and to the extent permitted by applicable Law. Parent and Purchaser expressly reserve the right, at any time and from time to time in their sole discretion, to waive any of the Offer Conditions, to increase the Offer Price or to modify or amend any other terms and conditions of the Offer, provided that, without the written consent of the Company, Parent and Purchaser will not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the number of Shares sought to be purchased in the Offer, (D) impose additional conditions on the consummation of the Offer, (E) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares, (F) change or waive the Minimum Tender Condition (or HSR Approval component of the Government Approval Condition), (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement, or (H) otherwise amend or modify the Offer in a manner that adversely affects, any holder of Shares.

The Merger Agreement provides that the Offer will initially expire at midnight, New York time, on the date that is 20 Business Days from the date the Offer is commenced, or if the Expiration Date is extended in accordance with the Merger Agreement, the date and time to which the Offer has been so extended.

Extensions of the Offer. Purchaser will, if requested by the Company in a written notice prior to the scheduled Expiration Date, extend the Offer for one or more successive periods of up to 10 Business Days each, extending no later than the date of termination of the Merger Agreement or January 31, 2013 (which date may be extended at the discretion of either the Company or Parent to not later than March 31, 2013, in the event the Governmental Approval Condition will not have been satisfied as of such date) (the “Outside Date”), in order to permit the satisfaction of any Offer Conditions in accordance with the Merger Agreement. Purchaser may, at its sole discretion, extend the Offer in the same way as and subject to the same limitations described in the preceding sentence to permit any Offer Conditions to be satisfied. Purchaser will extend the Offer for any period required by applicable Law, by interpretation or position of the SEC or its staff or by the NYSE that is applicable to the Offer. Purchaser will not terminate the Offer prior to any scheduled Expiration Date (including any rescheduled Expiration Date) without the prior written consent of the Company except in the event that the Merger Agreement is terminated.

If fewer than 90% of the then outstanding Shares are accepted for payment pursuant to the Offer, Parent and Purchaser may, and at the request of the Company will, provide for one “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d–11 under the Exchange Act. Purchaser will promptly after any Shares that are validly tendered during a “subsequent offering period” (or any extension thereof) accept for payment, and pay the Offer Price net to the seller in cash, without interest (subject to any withholding Tax pursuant to the Merger Agreement).

If the Merger Agreement is terminated prior to the time and date of acceptance for payment of the Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), Purchaser will (i) within one (1) Business Day of such termination, terminate the Offer, (ii) not acquire any Shares pursuant to the Offer and (iii) cause any depositary acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

Recommendation. Subject to the terms of the Merger Agreement, the Company approves and consents to the inclusion in the Offer Documents of the recommendation by the Company Board that the shareholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent required by applicable Law, approve the Merger Agreement and the Merger.

Directors. The Merger Agreement provides that, promptly following the Acceptance Time and at all times thereafter, subject to compliance with the Company Articles, the Company Bylaws, applicable Laws and the regulations of the NYSE, Purchaser will be entitled to designate, elect or cause the Company Board to elect such number of directors to the Company Board as is equal to the product, rounded up to the next whole number, of (i) the total number of directors on the Company Board multiplied by (ii) the percentage that (x) the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their Affiliates (including Shares accepted for payment pursuant to the Offer) bears to (y) the total number of Shares then outstanding. The Company will, upon Purchaser’s request at any time following the Acceptance Time, cause the Company Board to promptly adopt resolutions increasing the size of the Board of Directors as necessary, elect Purchaser’s designees to fill such newly created directorships, and take all such other actions necessary to elect or designate Purchaser’s designees to the Board of Directors of the Company, including securing the resignations of incumbent directors as is necessary to enable Purchaser’s designees to be elected.

At such time, the Company will also cause individuals designated by Purchaser to constitute the same percentage as is on the Company Board, rounded up to the next whole number, on each committee of the Company Board, and upon Purchaser’s further request, the board of directors (or similar body) of each Subsidiary of the Company and each committee (or similar body) of each such board. From and after the Acceptance Time, if appropriate, the Company will take all actions necessary to elect to be treated as a “controlled company” as defined by the NYSE Listed Company Manual Section 303A and make all necessary filings and disclosures associated with such status.

The affirmative vote of a majority of the directors then in office not so elected or appointed by Purchaser and who are not officers, directors or employees of Parent, Purchaser or any of their respective Affiliates (the “Continuing Directors”) will be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company’s rights or remedies thereunder, (iii) extend the time for performance of Parent’s or Purchaser’s obligations thereunder, (iv) make any determinations or agreements made by or on behalf of the Company under the Merger Agreement, (v) make any amendment to the Company Articles or Company Bylaws, (vi) effect any Company Change of Recommendation or (vii) take any other action in connection with the Merger Agreement and the Transactions required to be taken by the Company Board adversely affecting the rights of the Company’s shareholders (other than Parent or Purchaser). From and after the Acceptance Time, and prior to the Effective Time, neither Parent nor Purchaser will take any action to remove a Continuing Director.

Top–Up Option. Pursuant to the Merger Agreement, the Company has granted to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and its

Subsidiaries (including Purchaser) at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the number of Shares outstanding (after giving effect to the issuance of the Top-Up Shares, and excluding from the calculation of the number of Shares then owned by Parent and its subsidiaries, including Purchaser, but not from the calculation of the then outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), at an exercise price per Top-Up Share equal to the Offer Price; provided, that Purchaser may, and at the request of the Company, Purchaser will exercise the Top-Up Option, only if (i) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares will not be prohibited by any Law or Restraint, (ii) the Top-Up Option is exercisable for not more than the number of Shares that are authorized but unissued (and not reserved for issuance) at the time of exercise, and (iii) Purchaser irrevocably commits upon exercise of the Top-Up Option to promptly effect a short-form merger pursuant to the Merger Agreement and is permitted to do so under applicable Laws.

The Top-Up Option will only be exercisable once, in whole but not in part, promptly after the acceptance for payment by Purchaser of Shares pursuant to the Offer representing no less than sixty-five percent (65%) of the then outstanding number of Shares; provided, that the Top-Up Option will terminate upon the earlier of (i) termination of the Merger Agreement and (ii) the Effective Time.

To exercise the Top-Up Option, Parent or Purchaser will so notify the Company in writing and set forth in such notice (i) the number of Shares owned by Parent and its Subsidiaries (including Purchaser) immediately preceding the purchase of the Top-Up Shares, (ii) the manner in which it intends to pay the applicable purchase price, (iii) the place and time for the closing of the purchase of the Top-Up Shares (the “Top-Up Closing”) and (iv) an irrevocable commitment by Purchaser to promptly effect a short-form merger following such closing. The Company will, as soon as practicable following receipt of such notice, notify Parent and Purchaser in writing of the number of Share then outstanding and, based on the information specified in such notice, the number of Top-Up Shares. At the Top-Up Closing, (A) Parent or Purchaser will pay to the Company the aggregate price required to be paid for the Top-Up Shares, at the election of Parent or Purchaser, (i) in cash or (ii) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Shares and a promissory note for the balance of such aggregate price with terms and conditions as set forth in the Merger Agreement and (B) the Company will cause to be issued and delivered to Purchaser a certificate representing the Top-Up Shares. The parties to the Merger Agreement have agreed that any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Shares and the consideration for the Top-Up Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 60.554 of the OBCA.

Short–Form Merger. If, after the consummation of the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, the Shares beneficially owned by Parent and its Subsidiaries (including Purchaser) represent at least 90% of the then outstanding Shares, Parent will cause Purchaser to, and the Company will, execute and deliver such documents and instruments and take such other actions as Parent or Purchaser may request in order to cause the Merger to be completed as promptly as reasonably practicable.

The Merger. Upon the terms of and subject to the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the OBCA and the DGCL, at the Effective Time, Purchaser will be merged with and into the Company. Following the Effective Time, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving entity in the Merger and will succeed to and assume all the rights and obligations of the Company and Purchaser in accordance with the OBCA and the DGCL.

Consummation of the Merger; Effective Time. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Pacific time, on the second Business Day following the satisfaction or waiver by the party entitled to the benefit thereof of the conditions to Closing, or on such other date at such other time as the parties may mutually agree. As soon as practicable on the Closing Date, the parties will cause the Merger to be consummated by filing with (i) the Secretary of State of the State of Oregon duly executed articles of merger as required by the OBCA and (ii) the Secretary of State of the State of Delaware a duly executed certificate of merger, as required by the DGCL, in each case, which will become effective when filed or at such later time as specified therein.

Organizational Documents; Directors and Officers. At the Effective Time and by virtue of the Merger, (i) the Company Articles as in effect immediately prior to the Effective Time will be the articles of incorporation of the Surviving Entity until thereafter amended in accordance with applicable Law and the Merger Agreement and (ii) the Company Bylaws as in effect immediately prior to the Effective Time, except as otherwise required by the Merger Agreement, will be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law and the Merger Agreement. The directors of Purchaser immediately prior to the Effective Time and the persons designated as officers by Parent in writing to the Company at least three Business Days prior to the Closing Date will be the directors and officers, respectively, of the Surviving Entity, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Entity.

Merger Closing Conditions. The obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction or waiver by such party at or prior to the Closing of the following conditions:

•

Shareholder Approval. Unless the Merger is consummated pursuant to a “short-form” merger as contemplated by the Merger Agreement, the Company Shareholder Approval will have been obtained in accordance with applicable Law.

•	Tender Acceptance. Purchaser (or Parent on Purchaser’s behalf) will have accepted for payment all Shares validly tendered (and not properly withdrawn) pursuant to the Offer.

•

No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court or other Governmental Authority of competent jurisdiction or any statute, law or other legal restraint or prohibition (collectively, “Restraints”) will be in effect that would restrain, enjoin, prohibit or otherwise make illegal the consummation of the Merger or the other Transactions.

Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any holder of any of the following securities: (i) each Share that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, if any, and shares to be canceled in accordance with the Merger Agreement) will be converted into the right to receive the Offer Price net to the seller in cash, without interest (the “Merger Consideration”), subject to any withholding of Tax pursuant to the Merger Agreement; (ii) each Share that immediately prior to the Effective Time is owned by Parent, Purchaser the Company or any of their respective Subsidiaries will be canceled without any consideration being exchanged therefor; and (iii) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Entity. All Shares converted into the right to receive the Merger Consideration will no longer be outstanding, and will automatically be cancelled and will cease to exist as of the Effective Time.

Exchange and Payment. At or prior to the Effective Time, Parent will deposit, or cause to be deposited on behalf of Purchaser, with a bank or trust company designated by Parent with the Company’s prior consent, which will not be unreasonably withheld or delayed (the “Exchange Agent”), in trust for the benefit of the holders of Shares for exchange through the Exchange Agent, immediately available funds sufficient to pay, and Parent will instruct the Exchange Agent to timely pay, the aggregate Merger Consideration.

As promptly as practicable after the Effective Time, and in any event within five Business Days thereafter, Parent will cause the Exchange Agent to mail to each holder of record of Shares whose Shares were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and (ii) instructions for use in surrendering the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for cash comprising the Merger Consideration. Upon surrender of a Book-Entry Share or a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and/or such other documents as may be reasonably required by the Exchange Agent, the holder of such Book-Entry Share or Certificate will be entitled to receive in exchange therefor a check for the Merger

Consideration that such holder is entitled to receive, and such Book-Entry Share or Certificate will be canceled. No interest will be paid or will accrue for the benefit of holders of Shares on the Merger Consideration payable to holders of Shares.

All cash paid upon the surrender for exchange of Book-Entry Shares or Certificates in accordance with the Merger Agreement will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Book-Entry Shares or Certificates, and at the close of business on the day on which the Effective Time occurs, the share transfer books of the Company will be closed and there will be no further registration of transfers on the share transfer books of the Surviving Entity of the Shares that were outstanding immediately prior to the Effective Time. Any portion of the aggregate Merger Consideration that remains undistributed to the holders of Shares on the date that is 12 months after the Effective Time will be delivered to Parent upon demand. Any holders of Book-Entry Shares or Certificates will thereafter look only to Parent with respect to the Merger Consideration. Any amounts remaining unclaimed by holders of Shares five years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) will become, to the extent permitted by applicable Law, the property of Parent free and clear of any claim or interest of any Person previously entitled thereto.

The Exchange Agent will invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis subject to the terms of the Merger Agreement. If any Certificate will have been lost, stolen or destroyed, upon the making of an affidavit by such claimant and the posting of a bond in such reasonable and customary amount, if reasonably requested by Parent, Parent will cause the Exchange Agent to issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate.

The Exchange Agent, Parent, the Company and the Surviving Entity will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares or equity awards under Company Benefit Plans, or any Person to whom any payment is required to be made pursuant to the Merger Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payments under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law.

Notwithstanding any other provision contained in the Merger Agreement, no Shares that are issued and outstanding as of the Effective Time and that are held by a shareholder who has properly exercised dissenters’ rights applicable in respect of such Shares, if any, will be converted into the right to receive the Merger Consideration and instead will be entitled to such rights, if any, granted by Section 60.551 et seq. of the OBCA and to receive such consideration as may be determined to be due with respect to such Shares pursuant to and subject to the requirements of the OBCA.

Equity-Based Awards. As of the Effective Time, each option to purchase Shares granted under any Company Benefit Plan that is outstanding immediately prior to the Effective Time, whether vested or unvested (collectively, the “Company Options”), will be cancelled and converted into the right of the holder to receive from Parent, and Parent will pay or cause to be paid to each such holder of Company Options, a lump sum cash payment equal to the product of (i) the number of Shares subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share under such Company Option.

As of the Effective Time, each grant of share appreciation rights (“SARs”) under any Company Benefit Plan that is outstanding immediately prior to the Effective Time (collectively, the “Company SARs”) will be fully vested and, at the Effective Time, cancelled and converted into the right to receive from Parent, and Parent will pay or cause to be paid to the holder thereof at the Effective Time, a lump sum cash payment equal to the aggregate amount, if any, by which the Merger Consideration exceeds the base prices of the Company SARs held by such holder.

As of the Effective Time, each restricted Share granted under any Company Benefit Plan that is outstanding immediately prior to the Effective Time (collectively, the “Company Restricted Shares”) will be fully vested, and by virtue of the Merger will be cancelled and converted into the right to receive from Parent, and Parent will pay or cause to be paid to each holder thereof at the Effective Time, a lump sum cash payment equal to (x) the Merger Consideration multiplied by (y) the number of Company Restricted Shares held by such holder.

Representations and Warranties. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The purpose of this summary of the Merger Agreement is to provide the Company’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties made by the Company in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent, or Purchaser. The Company’s shareholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties, and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser, or any of their respective subsidiaries or affiliates.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to the Company and its Subsidiaries, such as organization, standing and corporate power;

•	its capital structure;

•	authority to enter into, and the enforceability of, the Merger Agreement and the Company’s obligations thereunder;

•

effect of the execution or delivery of the Merger Agreement and the performance thereof and the consummation of the Merger on the Company’s organizational documents, Material Contracts, Leases, and Encumbrances;

•	effect of applicable Law on the Merger and the Merger Agreement;

•	required consents and approvals;

•	public SEC filings, internal controls and compliance with the U.S. Sarbanes-Oxley Act of 2002, as amended;

•	financial statements;

•	the accuracy of information supplied to the other party for public SEC filings in connection with the transaction;

•	the absence of certain changes or events;

•	the absence of litigation proceedings;

•	tax matters;

•	employment benefits;

•	labor relations matters;

•	compliance with applicable Law;

•	material contracts;

•	real property;

•	intellectual property and information technology;

•	environmental matters;

•	insurance matters;

•	Company information for certain SEC filings;

•	the opinion of the Company’s financial advisor;

•	brokers’ fees;

•	benefits granted according to employment compensation, severance and other employee benefit plans of the Company in connection with Rule 14d-10(d);

•	related party transactions;

•	product liability matters;

•	certain business practices (including the Foreign Corrupt Practices Act);

•	export control and import laws; and

•	exclusivity of representations and warranties.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or having a “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means, with respect to the Company, any change, effect, event, circumstance, occurrence, fact, state of facts or development that, either individually or in the aggregate, (A) would prevent or materially impair the ability of the Company to consummate the Transactions contemplated thereby or (B) is material and adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence, state of facts or development to the extent arising out of or resulting from (1) general business or economic conditions or conditions in the capital, financial, banking or currency markets, (2) changes generally affecting the industry in which the Company or any of its Subsidiaries operates, (3) any outbreak, escalation or worsening of hostilities or war (whether declared or not declared) or act of terrorism or sabotage, (4) earthquakes, hurricanes, tornadoes or other natural disasters, (5) changes or proposed changes in Laws or GAAP, (6) the announcement or existence of the Merger Agreement and the Transactions contemplated thereby (including any change in the relationship of the Company or any of its Subsidiaries with their respective customers, suppliers, employees, or investors as a result thereof), (7) the failure, in and of itself, of the Company to meet any projections of earnings, revenues or other financial measures (whether prepared by the Company or any third party) or changes in any such projections, or (8) any change in the market price of the Company’s Shares on the public markets; provided, however, that in the case of clauses (1) through (4), if such change, effect, event, circumstance, occurrence, fact, state of facts or development specifically relates to or has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared with other similarly situated Persons, then the disproportionate effect on the Company and its Subsidiaries of such change, effect, event, circumstance, occurrence, fact, state of facts or development will also be considered in determining whether there has been, or is, or could reasonably be expected to occur, a Material Adverse Effect, and, with respect to Parent, any change, effect, event, circumstance, occurrence, state of facts or development that, either individually or in the aggregate, would prevent or materially impair the ability of Parent to consummate the Transactions contemplated by the Merger Agreement.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things:

•	corporate matters related to Parent and Purchaser, such as organization, standing and corporate power;

•	the capitalization of Purchaser;

•	authority to enter into, and the enforceability of, the Merger Agreement and Parent’s and Purchaser’s obligations thereunder;

•

effect of the execution and delivery of the Merger Agreement and the performance thereof and the consummation of the Merger on the organizational documents, Contracts and Encumbrances of Parent and Purchaser;

•	effect of applicable Law on the Merger and the Merger Agreement;

•	required consents and approvals;

•	the absence of litigation proceedings;

•	the accuracy of information supplied to the other party for certain SEC filings in connection with the transaction;

•

the absence of business activities of Purchaser other than organization, negotiation and execution of the Merger Agreement, performance of its obligations thereunder and the consummation of the Transactions;

•	the sufficiency of funds to pay in full the Offer Price, Merger Consideration and other cash amounts to be paid by Parent or Purchaser;

•	Parent and any of its Subsidiaries not being an “interested shareholder” of the Company as such term is defined in Section 60.825 of the OBCA;

•	broker’s fees; and

•	the exclusivity of representations and warranties.

Conduct of Business of the Company. The Merger Agreement provides that, except as expressly permitted or required by the Merger Agreement or with the prior written consent of Parent, during the period from the date of the Merger Agreement until the Effective Time, or the date (if any) on which the Merger Agreement is terminated, the Company will, and will cause each of its Subsidiaries to

•	conduct its business and operations in the ordinary course in all material respects consistent with past practice;

•	use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees;

•	keep all currently effective insurance policies covering its material assets in full force and effect; and

•

take no action that is intended to or be expected to adversely affect or materially delay the ability of any party to the Merger Agreement to obtain any approvals of any Governmental Authority required by the transactions contemplated in the Merger Agreement.

In addition, during the period from the date of the Merger Agreement to the Effective Time, or the date (if any) on which the Merger Agreement is terminated pursuant to its terms, and except as set forth in the disclosure schedules to the Merger Agreement, expressly permitted or required by the Merger Agreement or Parent, the Company will not, and will cause its Subsidiaries not to, take certain actions without the prior written consent of Parent, including among other things and subject to specified thresholds and exceptions:

•	incurring or guaranteeing Indebtedness;

•	adjusting, splitting, combining or reclassifying any of its securities;

•	making, declaring setting aside or paying any dividend or making any other distribution on, or directly or indirectly redeeming, purchasing or otherwise acquiring, any shares of its securities;

•	issuing, selling, pledging, disposing of, granting or subjecting to encumbrance any of its securities;

•	increasing the compensation of employees;

•

establishing, adopting or becoming a party to any new, or amending or terminating any existing, change-in-control, severance, termination or similar compensation agreement or arrangement with any employee, director or officer;

•

establishing, adopting, entering into, materially amending or terminating any employee benefit plan or any Collective Bargaining Agreement, thrift, compensation or other plan, agreement, trust, policy or arrangement for the benefit of any directors, officers or employees;

•

accelerating the time of payment or vesting of, or the lapsing of restrictions with respect to, or funding or otherwise securing the payment of, any compensation or benefits under any Company Benefit Plan or Non-U.S. Plan;

•	entering into, terminating or materially amending any Company Benefit Plan or Non-U.S. Plan;

•	hiring any person or terminating any employee, other than the hiring or firing of non-executive officer employees in the ordinary course of business consistent with past practice;

•	selling, transferring, licensing, leasing, mortgaging, encumbering or otherwise disposing of properties or assets;

•

entering into, committing to enter into, amending, or terminating any contract which, if entered into prior to the Merger Agreement would be required to be set forth in the Company Disclosure Schedule;

•

entering into any significant new line of business or, except as required by changes in applicable law, regulation or policies imposed by any governmental authority, changing in any material respect its current operating policies;

•

acquiring or making any investment of any division or business or all or any significant portion of the property or assets of any person, or entering into any contract, letter of intent or similar arrangement with respect to the foregoing;

•	making capital expenditures or entering into operating leases in excess of $1,000,000 individually or $2,000,000 in the aggregate;

•	commencing any Actions;

•	paying, discharging, settling or satisfying Actions, or liability;

•	forming any Subsidiary;

•

revaluing in any material respect any of its properties or assets, including without limitation writing off as uncollectible any notes or accounts receivable, except revaluations and write-offs in the ordinary course of business consistent with past practice;

•	amending its articles of incorporation or bylaws;

•	adopting a plan of, or resolutions providing for liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	implementing or adopting any change in Tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines;

•

making or changing any material Tax election, making or changing any of the accounting methods used for Tax purposes, or entering into any agreement or settling any Tax claim or assessment or extending any statute of limitations for the collection of any Taxes;

•

planning, announcing, implementing or effecting any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees;

•	terminating or permitting any material Permit to lapse;

•	abandoning, selling or divesting intellectual property rights; or

•	agreeing to take any of the foregoing actions.

No Solicitation of Acquisition Proposals. The Company has agreed to immediately cease any and all existing discussions or negotiations with any Persons (other than Parent, Purchaser and their respective Representatives) with respect to any Acquisition Proposal and to request the return or destruction of all confidential information provided by or on behalf of the Company to all Persons who have had any discussions or negotiations or who have entered into confidentiality agreements with the Company pertaining to any Acquisition Proposal or any similar business combination and otherwise enforce its rights under such confidentiality agreements. In addition, the Company has agreed that, subject to exceptions described below, at all times during the period from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement and the Effective Time, the Company and its Subsidiaries will not, and they will not authorize or knowingly permit their respective Representatives to, directly or indirectly:

•

solicit, initiate, knowingly facilitate or intentionally induce the making, submission or announcement of, assist or knowingly encourage, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•

other than in the ordinary course of business, consistent with past practice, and not with the intent of inducing or encouraging any Acquisition Proposal, furnish to any Person (other than Parent, Purchaser or any designees) or waive restrictions on the use of any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Purchaser or any designees) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries;

•	participate or engage in discussions or negotiations with any Person (other than Parent, Purchaser and their respective Representatives) with respect to an Acquisition Proposal;

•	approve, endorse or recommend an Acquisition Proposal; or

•	enter into any Contract contemplating or otherwise relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement as contemplated by the Merger Agreement).

Despite these restrictions, prior to the Acceptance Time, the Company, the Company’s Subsidiaries and their respective Representatives may:

•

participate or engage in discussions or negotiations with any Person or group of Persons that has made a bona fide Acquisition Proposal after the date of the Merger Agreement, not arising from a breach of Section 5.2 of the Merger Agreement, that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes or would reasonably be expected to lead to a Superior Proposal; and/or

•

furnish to any Person or group of Persons that has made a bona fide Acquisition Proposal after the date of the Merger Agreement, not arising from a breach of Section 5.2 of the Merger Agreement, that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes or would reasonably be expected to lead to a Superior Proposal, any non-public information relating to the Company and/or any of its Subsidiaries and/or afford to any such Person or group of Persons access to the business, properties, assets, books, records or other nonpublic information, or to any personnel, of the Company and/or any of its Subsidiaries, in each case pursuant to a confidentiality agreement no more favorable to the maker of the Acquisition Proposal and no less favorable to the Company and its Subsidiaries than the Confidentiality Agreement.

If the Company becomes aware of any receipt by the Company of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the Company will (A) reasonably promptly (and in any event, within forty-eight (48) hours) notify Parent of the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group of Persons making any such Acquisition Proposal, request or inquiry and (B) provide to Parent as soon as reasonably practicable (and in any event within 48 hours) after receipt or delivery thereof copies of any written material (including draft agreements) relating to the material terms and conditions of any Acquisition Proposal exchanged between the Company (or its Representatives), on the one hand, and the Person making such Acquisition Proposal (or its Representatives), on the other hand. The Company will keep Parent reasonably informed of any material change in the status or terms of any such Acquisition Proposal, request or inquiry as promptly as reasonably practicable and will provide any material updates to any documents provided.

Company Change of Recommendation. Neither the Company Board nor any committees thereof will (each, a “Company Change of Recommendation”):

•

withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Purchaser, the Company Recommendation or make any public announcement inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal will be considered an adverse modification);

•

if a tender offer or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent, fail to file, within 10 Business Days following Parent’s written request to do so, a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the shareholders reject such Acquisition Proposal;

•	approve, recommend or declare advisable any Acquisition Proposal made or received after the date of the Merger Agreement;

•

enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement constituting or relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement);

•	fail to include the Company Recommendation in the Schedule 14D-9;

•

release any Person from, or grant any waiver of, or fail to enforce any standstill or similar agreement, unless the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that it would be inconsistent with its fiduciary duties under applicable Law not to do so; or

•

take any action pursuant to which any Person (other than Parent, Purchaser or their respective Affiliates) or Acquisition Proposal would become exempt from or not otherwise subject to any Takeover Law.

Despite these restrictions, at any time prior to the Acceptance Time, the Company Board (or any committee thereof) may, in the event that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that a failure to effect a Company Change of Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law, effect any Company Change of Recommendation pursuant to the Merger Agreement; provided, that:

•

the Company has provided at least twenty-four (24) hours prior written notice to Parent that it intends to effect a Company Change of Recommendation, describing in reasonable detail the reasons for such Company Change of Recommendation (a “Recommendation Change Notice”) and, in the case of a Superior Proposal, including the material terms and conditions of such Superior Proposal and attach a copy of the most current draft of any written agreement relating thereto (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto will not constitute a Company Change of Recommendation for purposes of the Merger Agreement); and

•

if requested by Parent after receipt of such notice, the Company will have discussed and negotiated in good faith and have made its Representatives available to discuss with Parent’s Representatives and negotiate in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of the Merger Agreement during the period beginning at 5:00 p.m. Pacific time on the day of delivery by the Company to Parent of such Recommendation Change Notice and ending four Business Days later at 5:00 p.m. Pacific time; provided, however, that in the event there is a material change to the facts and circumstances underlying the decision to effect a Company Change of Recommendation (including any amendment to any material term of a Superior Proposal), the Company will be required to deliver a new Recommendation Change Notice to Parent and to comply again with these requirements, except that references to the four (4) Business Day period in this clause; (i) will be deemed references to a two (2) Business Day period; and (ii) the Company Board (or any committee thereof) will have determined in good faith (after consultation with outside legal counsel), after considering in good faith the terms of any proposed amendment or modification to the Merger Agreement, that the failure to effect a Company Change of Recommendation would still reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law.

Any Company Change of Recommendation will not change the approval of the Merger Agreement or any other approval of the Company Board in any respect that would have the effect of causing any Takeover Law to be applicable to any of the Transactions. The Merger Agreement does not prohibit or restrict the Company or the Company Board (or any committee thereof), from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) issuing a “stop look and listen” statement pending disclosure of its position thereunder as contemplated by Rule 14d-9(f) under the Exchange Act.

For purposes of this Offer to Purchase and the Merger Agreement:

•	the term “Acquisition Proposal” means any written, bona fide offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction;

•

the term “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) the purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company (determined by value, measured by the greater of the book or fair market value thereof), (ii) any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) of the consolidated assets of the Company (determined by value, measured by the greater of the book or fair market value thereof); (iii) a merger, consolidation, amalgamation, share exchange, joint venture, business combination or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of Company (determined by value, measured by the greater of the book or fair market value thereof), pursuant to which the shareholders of the Company immediately preceding such transaction hold, directly or indirectly, less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction; (iv) a sale, transfer, exchange, acquisition or disposition of more than twenty percent (20%) of the consolidated assets of the Company (determined by value, measured by the greater of book or fair market value thereof); or (v) a liquidation, dissolution or other winding up, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of Company (determined by value, measured by the greater of book or fair market value thereof); and

•

the term “Superior Proposal” means any bona fide written Acquisition Proposal made after the date of the Merger Agreement for an Acquisition Transaction which (A) if consummated, would result in the Person (or in the case of a direct merger between such Person or any Subsidiary of such Person and the Company, the shareholders of such Person) owning, directly or indirectly, a majority of the outstanding shares of Company Common Shares or all or substantially all of the consolidated assets of Company and its Subsidiaries (determined by value, measured by the greater of the book or fair market value thereof), (B) did not result from a breach of the non-solicitation provisions of the Merger Agreement and (C) on terms that the Company Board (or any committee thereof) will have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial, regulatory and other aspects of such Acquisition Proposal that the Company Board deems appropriate, including the likelihood and timing of consummation of such Acquisition Transaction and any termination fees, expense reimbursement provisions and other conditions to consummation, (i) is reasonably likely to be consummated in accordance with its proposed terms, taking into account all financial, legal, regulatory and other aspects and conditions of such proposal that the Company Board (or such committee) considers relevant, and (ii) would be more favorable to the Company’s shareholders (in their capacity as such) from a financial point of view, other than Parent and its Affiliates, than the transactions contemplated by the Merger Agreement, taking into account all financial, legal, regulatory and other aspects and conditions of such proposal that the Company Board (or such committee) considers relevant (after giving effect to all adjustments to the terms thereof which may be offered by Parent).

Reasonable Best Efforts. In the Merger Agreement, each of the Company and Parent agree to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions; provided, that no such actions will be required that would reasonably be expected to have a Material Adverse Effect on or with respect to the Company. Such actions include (i) causing the conditions in the Merger Agreement to be satisfied on a timely basis, (ii) obtaining all necessary actions or nonactions, waivers, clearances, consents and approvals from Governmental Authorities (including the HSR Approval and any other Governmental Approval), (iii) respond to (or properly reduce the scope of) any formal or informal request for additional information or documentary material received by the Company, Parent or any of their respective Affiliates from any Governmental Authority whether received prior to or after the date of the Merger Agreement, (iv) defend all lawsuits or other legal, regulatory or other proceedings, (v) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate any of the Transactions, and (vi) consult and cooperate with each other and consider in good faith the views of each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of the Company or Parent or any of their respective Affiliates in connection with proceedings before any Governmental Authority with respect to any of the Transactions contemplated by the Merger Agreement.

Where reasonably practical, none of the parties to the Merger Agreement will independently participate in any meeting or conversation, or engage in any substantive conversation with any Governmental Authority in respect of any filings, submissions or inquiry without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend and/or participate and, if one party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any meetings, conferences or conversations, the attending party will keep the other reasonably apprised with respect thereto.

Neither the Company nor Parent will, nor will they permit their respective Subsidiaries or Affiliates to, acquire or agree to acquire any business, Person or division, or otherwise acquire or agree to acquire any assets, if, upon advice of such party’s outside legal counsel, such acquisition, (i) would reasonably be expected to materially delay, materially increase the likelihood of not obtaining, or require any approval under any applicable Antitrust Laws in connection with the Transactions prior to the Outside Date or (ii) would reasonably be expected to require any approval of any other Governmental Authority with respect to the Transactions.

Takeover Law. Each of the Company, Parent and the respective Boards of Directors of the Company and Parent will (x) take all action reasonably necessary to ensure that no Takeover Law is or becomes applicable to the Transactions and (y) if any Takeover Law becomes applicable to the Transactions, take all commercially reasonable actions necessary to ensure that the Transactions may be completed as promptly as reasonably practicable on the terms contemplated by the Merger Agreement.

Directors and Officers Indemnification and Insurance. Parent and Purchaser agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserts or claimed prior to, at or after the Effective Time (including any matters arising in connection with the Transactions or the Merger Agreement), now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries (the “Indemnified Parties”) as provided in the Company Articles, the Company Bylaws (or equivalent organizational documents of the Company or any of its Subsidiaries) or in any agreement, each as in effect on the date of the Merger Agreement, will survive the Offer and the Merger and will continue in full force and effect in accordance with their respective terms.

From and after the Effective Time and for a period of six years thereafter, the Surviving Entity will: (i) indemnify, defend and hold harmless each Indemnified Party from and against any costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement (including, in each case, any interest or assessments thereon) in connection with any Action, whether civil, criminal, administrative or investigative, to the extent such Action arises out of or pertains to: (A) any action or omission or alleged action or omissions in such Indemnified Party’s capacity as a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time; or (B) the Merger, the Merger Agreement and any other Transaction and (ii) provide advancement of expenses (including reasonable attorney’s fees) of any Indemnified Party incurred in connection with any such Action upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it will ultimately be determined that such Indemnified Party is not entitled to be indemnified.

The Surviving Entity will provide, for a period of not less than six years after the Effective Time, the Indemnified Parties who are insured under the Company’s directors’ and officers’ insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the existing policy of the Company; provided, that the cost of such D&O Insurance will in no event exceed three hundred percent (300%) of the annual premium paid as of the date of the Merger Agreement by the Company for such insurance. The Company may and at Parent’s request will, prior to the Effective Time, purchase a “tail” directors’ and officers’ insurance and indemnification policy; provided, that payment for each year of insurance coverage provided by such “tail” directors’ and officers’ insurance policy will not exceed three hundred percent (300%) of the annual premium paid as of the date of the Merger Agreement by the Company.

Employee Matters. The Merger Agreement provides that for the period immediately following the Acceptance Time through December 31, 2013, Parent will, or will cause the Surviving Entity or its Subsidiaries to, (i) provide to each individual actively employed by the Company or one of its Subsidiaries as of the Acceptance Time who does not terminate employment prior to becoming an employee of the Surviving Entity (excluding any employee covered under the terms of a Collective Bargaining Agreement) (collectively, the “Covered Employees”) with at least the same level of base salary or base wages and (ii) except as set forth in the Company Disclosure Schedule, provide each Covered Employee with employee benefits and periodic and annual bonus and incentive opportunities that in the aggregate are substantially similar to the employee benefits (excluding any equity-based compensation arrangements, change in control, severance, retention or other benefits with respect to a transaction occurring after the Closing Date) and annual target bonus opportunities provided to such Covered Employee under the Disclosed Company Benefit Plans as in effect immediately prior to the Acceptance Time. Nothing contained in the Merger Agreement will (i) prevent the amendment or termination of any Company Benefit Plan in accordance with its terms, or interfere with the right or obligation of Parent or the Surviving Entity or any of their respective Subsidiaries to make such changes as are necessary to conform with applicable Law or (ii) limit the right of Parent or the Surviving Entity or any of their respective Subsidiaries to terminate, or change the terms of, the employment of any employee at any time.

Other Covenants. The Merger Agreement contains other covenants, including but not limited to, covenants relating to public announcements, notice, access to information, repayment of the Company’s existing indebtedness and confidentiality.

Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time, except to the extent otherwise set forth below, whether before or after receipt of the Company Shareholder Approval (to the extent required by applicable Law), with any termination by Parent also being an effective termination by Purchaser:

•	by mutual written consent of Parent and the Company;

•	by either Parent or the Company:

•

at any time after the Outside Date, if the Acceptance Time will not have occurred on or prior to the Outside Date; provided, however, that this right to terminate will not be available to any party whose failure to fulfill in any material respect any covenants or agreements of such party set forth in the Merger Agreement has been a proximate cause of or materially contributed to the failure of the Acceptance Time to have occurred on or prior to the Outside Date;

•	if any Restraint having the effect of permanently restraining, enjoining, or otherwise prohibiting any of the Transactions will be in effect and will have become final and nonappealable; or

•

if the Offer will have expired or been terminated in accordance with the terms of the Merger Agreement, without any Shares being purchased thereunder; provided, however, that this right to terminate will not be available to any party whose failure to fulfill in any material respect any covenants or agreements of such party set forth in the Merger Agreement has been a proximate cause of or materially contributed to the failure of the Acceptance Time to have occurred.

•

by Parent, at any time prior to the Acceptance Time, if there is any breach or inaccuracy of any of the representations or warranties made by the Company in the Merger Agreement or if the Company will have breached or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach, inaccuracy or failure to perform (i) would give rise to the failure of a condition set forth in Annex I of the Merger Agreement and (ii) is incapable of being cured, or is not cured (in each case, to the extent necessary to satisfy the applicable condition set forth in Annex I of the Merger Agreement), by the Company within 30 days following receipt of written notice from Parent of such breach, inaccuracy or failure to perform;

•

by the Company, at any time prior to the Acceptance Time, if there is any breach or inaccuracy of any of the representations or warranties made by Parent or Purchaser in the Merger Agreement or if Parent or Purchaser will have breached or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach, inaccuracy or failure to perform (i) has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent and (ii) is incapable of being cured, or is not cured by Parent within 30 days following receipt of written notice from the Company of such breach, inaccuracy or failure to perform;

•

by Parent, at any time prior to the Acceptance Time, if (i) the Company Board will have effected a Company Change of Recommendation or failed to reaffirm the Company Recommendation within 10 Business Days after an Acquisition Proposal will have been made public, (ii) the Company will have materially breached its obligations under the non-solicitation provisions of the Merger Agreement, or (iii) the Company will have failed to include the Company Recommendation in the Schedule 14D-9;

•

by the Company, at any time prior to the Acceptance Time, in order to concurrently enter into a definitive agreement to effect a Superior Proposal; provided, that in order for the termination of the Merger Agreement pursuant to this provision to be effective, the Company and the Company Board will have complied with the procedures and obligations set forth in the Merger Agreement with respect to such Superior Proposal and the Company will have concurrently paid to Parent the Termination Fee as required by the Merger Agreement.

Effect of Termination. In the event of termination of the Merger Agreement by either the Company or Parent in accordance with its terms, it will, subject to certain exceptions described below and in the Merger Agreement, become void and have no further force or effect, without any liability or obligation on the part of Parent, Purchaser or the Company; provided that nothing in the Merger Agreement relieves the Company, Parent or Purchaser from any liability for any willful and material breach of the Merger Agreement prior to such termination.

Fees and Expenses. Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses whether or not the Offer or the Merger is consummated.

For purposes of this Offer to Purchase and the Merger Agreement, the term “Termination Fee” means $30,360,969, in immediately available funds, which amount may become payable by the Company to Parent in certain circumstances as described below.

If (i) the Merger Agreement is terminated by (A) either Parent or the Company at any time after the Outside Date, if the Acceptance Time will not have occurred on or prior to the Outside Date, or if the Offer has expired or been terminated in accordance with the terms of the Merger Agreement and Annex I of the Merger Agreement without any Shares being purchased and at the time of such termination the Minimum Tender Condition is not satisfied, or (B) by Parent, at any time prior to the Acceptance Time, if there is any breach of any of the representations or warranties, covenants or agreements made by the Company in the Merger Agreement, which breach would give rise to failure of a condition set forth in Annex I of the Merger Agreement and is not capable of being cured or is not cured by the Company within 30 days following receipt of written notice from Parent of such breach, (ii) at or prior to the time of the termination of the Merger Agreement an Acquisition Proposal involving the Company will have been made to the Company or the Company Board and not withdrawn or a third party will have publicly disclosed and not withdrawn a bona fide Acquisition Proposal (the party making such public disclosure being referred to herein as the “Pre-Termination Bidder”), and (iii) within 12 months following the termination of the Merger Agreement, the Company enters into or completes a transaction to effect an Acquisition Proposal with the Pre-Termination Bidder, or with any other third party that has submitted an Acquisition Proposal at any time on or prior to the date that is three months after the date of termination of the Merger Agreement (which will be the date of receipt by the applicable party of a termination notice pursuant to the Merger Agreement), then the Company will pay to Parent the Termination Fee.

If Parent terminates the Merger Agreement prior to the Acceptance Time because (i) the Company Board effected a Company Change of Recommendation or failed to reaffirm the Company Recommendation within 10 Business Days after an Acquisition Proposal was made public, (ii) the Company materially breached its obligations under the non-solicitation provisions of the Merger Agreement, or (iii) the Company failed to include the Company Recommendation in the Schedule 14D-9, the Company will pay to Parent the Termination Fee by wire transfer of immediately available funds to an account or accounts designed in writing by Parent, within two Business Days after demand by Parent.

The Company may terminate the Merger Agreement in order to concurrently enter into a definitive agreement to effect a Superior Proposal, provided that the Company Board has complied with all of the notification procedures and obligations set forth in the Merger Agreement with respect to such Superior Proposal, and shall have concurrently paid to Parent the Termination Fee by wire transfer of immediately available funds.

Specific Performance. Each party to the Merger Agreement is entitled to equitable relief, without proof of actual damages, including an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which such party is entitled at Law or in equity.

Amendment. The Merger Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval, to the extent required by applicable Law; provided, however, that after any such approval has been obtained, no amendment may be made that by Law requires further approval by the shareholders of the Company or Parent without such further approval having been obtained. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to the Merger Agreement.

Tender Agreement

Concurrently with the execution of the Merger Agreement, Robert C. Warren, Jr. and Warren Holdings, LLC entered into the Tender Agreement with the Company and Purchaser. Pursuant to the Tender Agreement, each of these shareholders has agreed, among other things (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares currently owned or hereafter issued to or acquired by such shareholder (“Subject Shares”), which are beneficially owned by such shareholder as promptly as practicable (but in no event later than the 5th business day after the commencement of the Offer) and to waive dissenters’ rights in connection with the Merger, if any, (ii) not to transfer any of such shareholder’s Company Options, Company SARs or Company Restricted Shares (“Subject Options”) or Subject Shares, other than in accordance with the terms and conditions set forth in the Tender Agreement, (iii) not to take any action that would interfere with the performance of such shareholder’s obligations under, or the transactions contemplated by, the Tender Agreement, (iv) to vote such shareholder’s Subject Shares and any other shares of capital stock of the Company owned, beneficially or of record, by such shareholder during the term of the Tender Agreement that are entitled to vote (“Voting Shares”) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, (v) to vote such Voting Shares against any action or agreement that is intended to, or would reasonably be expected to, either individually or in the aggregate, impede, delay or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement, (vi) to cause the holder of record of its Voting Shares on any applicable record date, in the event that a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause its Voting Shares to be counted as present thereat for purposes of establishing a quorum and (vii) not to solicit, initiate, knowingly facilitate or intentionally induce the making, submission or announcement of other proposals to acquire the Company. If any of Robert C. Warren, Jr. or Warren Holdings, LLC subsequently becomes the record or beneficial owner of any securities of the Company other than the Subject Shares and Subject Options, the terms of the Tender Agreement will apply to any of such additional securities as though owned by such person on the date of the Tender Agreement. Robert C. Warren, Jr. and Warren Holdings, LLC granted Parent and any designee or officer of Parent the irrevocable right to act as its proxy at shareholders’ meetings of the Company until the termination of the Tender Agreement. The Tender Agreement will terminate automatically upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the termination or expiration of the Offer, without any Shares being accepted for payment thereunder, (c) the Effective Time, and (d) the amendment of the terms of the Offer or the Merger Agreement to reduce the Offer Price, change the form of consideration to be paid for the Shares or change any other material term of the Merger Agreement or the Offer in a manner that is materially adverse to Robert C. Warren, Jr. and Warren Holdings, LLC.

The foregoing summary of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement, a copy of which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.

Confidentiality Agreement

On August 3, 2012, TMHU, on behalf of Parent, entered into the Confidentiality Agreement with the Company, pursuant to which, among other things, both parties to the Confidentiality Agreement agreed to keep confidential and to not, without the other party’s prior written consent, disclose any proprietary information regarding the Company or the contemplated transaction obtained in connection with a possible interest in a business combination involving the Company (including the fact that such information exists or has been made available, that the parties are considering a business combination, or that discussions are taking, have taken, or may take place or any term, condition or other facts relating to the contemplated transaction or discussions), except in accordance with the terms of the Confidentiality Agreement, and to use such information solely in connection with the contemplated transaction.

Additionally, TMHU agreed that, for a period of three years from the date of the Confidentiality Agreement, it will not, without the prior written consent of the Company, directly or indirectly solicit for employment or hire any employee of the Company or its subsidiaries with whom TMHU have had contact or who became known to TMHU in connection with its consideration of the contemplated transaction.

The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Offer is being made in accordance with the terms of the Merger Agreement and is intended as a first step in the acquisition of the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. Pursuant to the terms of the Merger Agreement, each remaining issued and outstanding Share (other than Shares owned by Parent, Purchaser, the Company (or any of their respective subsidiaries), or by any shareholder of the Company properly exercising dissenters’ rights under Oregon law, if any) will be converted into the right to receive an amount equal to the price per Share paid in the Offer, payable in cash, without interest and less any applicable withholding taxes. If the Offer is completed upon the terms and conditions set forth in the Merger Agreement, Purchaser intends to consummate the Merger as promptly as practicable to ensure the acquisition by Purchaser of all outstanding Shares. Upon consummation of the Merger, the Company will become an indirect wholly-owned subsidiary of Parent. The Company Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Company and its shareholders.

If Purchaser acquires Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in the Company, Parent and Purchaser may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms as they shall determine, which may be different from the consideration paid in the Offer.

Shareholder Approval. Under the OBCA, the approval of the boards of directors of Purchaser and the Company are required for approval of the Merger Agreement and completion of the Merger, and the affirmative vote of the holders of a majority of the Shares outstanding on the record date for such approval is required to approve and adopt the Merger Agreement and complete the Merger, unless the “short-form” merger procedure described below is available. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and completion by the Company of the Merger have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the OBCA. The Company has further represented that the approval described in the preceding sentence is the only shareholder vote required in connection with the consummation of the Merger.

After the Acceptance Time, the Company has agreed, if necessary, to call, give notice of, convene and hold a meeting of its shareholders to vote upon the Merger Agreement and the transactions contemplated thereby. Parent and Purchaser have agreed to vote all Shares then owned by them and their respective subsidiaries in favor of the approval and adoption of the Merger Agreement. If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger at the Company’s shareholders’ meeting without the affirmative vote of any other shareholder.

Dissenters’ Rights. The shareholders of the Company will only have dissenters’ rights in the Merger to the extent required by the OBCA. Under Section 60.554(3) of the OBCA, as long as the Shares are listed on the NYSE on the record date for the meeting of shareholders to consider or vote on the Merger (if shareholder approval is required for the Merger), or the effective date of the “short-form” merger under Section 60.491 of the OBCA, as applicable, holders of Shares would not be entitled to dissenters’ rights. Purchaser expects that the Shares will continue to be listed on the NYSE through the applicable date under Section 60.554(3) of the OBCA, and, accordingly, that shareholders will not be entitled to dissenters’ rights.

If Shares are not listed on a national securities exchange on the record date of any such shareholders’ meeting, or on the effective date of the “short-form” merger under Section 60.491 of the OBCA, as applicable, holders of Shares would be entitled to dissenters’ rights. Under the OBCA, shareholders who have the right to dissent and who comply with the applicable statutory procedures are entitled to receive a judicial appraisal of the fair value of their shares (excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable) and to receive payment of such fair value in cash, together with accrued interest. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. Failure to follow the steps required by the OBCA for perfecting dissenters’ rights may result in the loss of such rights, if any.

The preceding discussion is not a complete statement of the law pertaining to dissenters’ rights under Oregon law and is qualified in its entirety by the provisions of the OBCA addressing dissenters’ rights attached as Annex II to this Offer to Purchase. Because the right to dissent from the Merger Agreement, if any, and to receive payment of the “fair value” of the Shares depends on strict compliance with Oregon law, a Company shareholder wishing to exercise that right, if any, should review the provisions of the OBCA attached to this Offer to Purchase as Annex II.

Going Private Transaction. The SEC has adopted Rule 13e–3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of the Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e–3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. Rule 13e–3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

Plans for the Company. If Purchaser accepts for payment and pays for any Shares pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate representatives to serve on the Company Board in proportion to Purchaser’s ownership of Shares following such purchase. At such time, the Company directors will increase the size of the Company Board and/or an appropriate number of directors of the Company will resign such that Purchaser’s designees will be elected to fill the resulting vacancies. Purchaser expects that such representation would permit Parent to exert substantial influence over the Company’s conduct of its business and operations.

Each of Section 60.491 of the OBCA and Section 253 of the DGCL provides that a corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation may merge the subsidiary into itself or merge itself into the subsidiary without approval of the shareholders of the subsidiary (such merger, a “Short-Form Merger”). Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the outstanding Shares, and all conditions to Parent’s obligations to complete the Merger are satisfied, Parent and Purchaser will effect the Merger without prior notice to, or any action by, any other shareholder of the Company. If Purchaser does not acquire at least 90% of the then outstanding Shares in the Offer and after expiration of any Subsequent Offering Period, to complete a Short-Form Merger, Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. Parent and Purchaser currently intend, as soon as practicable after consummation of the Offer, and the satisfaction or waiver of certain conditions in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. The Merger Agreement provides that Purchaser will be merged with and into the Company, with the Company to continue as the Surviving Corporation and Purchaser to cease separate corporate existence. At the Effective Time, the Company’s articles of incorporation will be the articles of incorporation of the Surviving Corporation and the by-laws of the Company will be the by-laws of the Surviving Corporation. The directors of Purchaser and two current directors of the Company and the persons designated as officers by Parent in writing to the Company will become the directors and the officers of the Surviving Corporation. See Section 11 “—The Merger Agreement; Other Agreements.”

If the Shares are not delisted prior to the Merger, Parent intends to cause the delisting of the Shares by the NYSE promptly following consummation of the Merger. Parent intends to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration, including the delisting of the Shares, are met. See Section 13 “—Effects of the Offer on the Market for the Shares; Share Listing; Exchange Act Registration; Margin Regulations.”

The exact timing and details of the Merger will necessarily depend upon a variety of factors, including the number of Shares Purchaser acquires pursuant to the Offer and the satisfaction of the conditions to the Merger set forth in the Merger Agreement.

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, from time to time, Parent may make changes to the Company’s business, operations, capitalization, product offerings, or management with a view to optimizing development of the Company’s potential.

Except as described above or elsewhere in this Offer to Purchase, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) a change in the present board or management of the Company, (iv) a material change in the Company’s capitalization, indebtedness or dividend rate or policy, (v) another material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter–dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

13. Effects of the Offer on the Market for the Shares; Share Listing; Exchange Act Registration; Margin Regulations.

Market for the Shares. The purchase of the Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Share Listing. The Shares are listed on the NYSE. Depending upon the number of Shares purchased pursuant to the Offer and the number of Company shareholders remaining thereafter, the Shares may no longer meet the requirements of the NYSE for continued listing and may be delisted from the NYSE. According to the NYSE’s published guidelines, the NYSE would consider delisting the Shares if, among other things, (i) the number of total shareholders of the Company should fall below 400, (ii) the number of total shareholders of the Company should fall below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months or (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000.

If, as a result of the purchase of the Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Parent cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the consideration being offered in the Offer.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with shareholders’ meetings or actions in lieu of a shareholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to shareholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the list of “margin securities” maintained by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not, and will not allow its subsidiaries to, make, declare, set aside or pay any dividends on or make any distribution with respect to the outstanding Shares, other than the Dividend. If the Company Board declares the Dividend and the record date is on or prior to the Expiration Date, then the Dividend will be paid on a payment date to holders who held as of that record date, which means that if a shareholder tenders its Shares, such shareholder would still receive the Dividend. Even if a shareholder tenders prior to the record date, such shareholder would be considered the holder of record as of any record date that occurs prior to the Expiration Date and such shareholder would receive the Dividend, even if the payment date occurs after the Expiration Date. Shareholders do not need to continue to hold their Shares to be paid so long as such shareholders were holders of record as of the record date.

15. Conditions of the Offer.

Notwithstanding any other provisions of the Merger Agreement or the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including those relating to the obligation of Purchaser to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares validly tendered and not properly withdrawn pursuant to and prior to the Expiration Date, unless:

•	the Minimum Condition has been satisfied;

•	The HSR Approval and approvals and consents under the German Act Against Restraints of Competition have been obtained (the “Governmental Approval Condition”);

•

(A) no action by a governmental authority is pending that (1) restrains, enjoins, prohibits or otherwise makes illegal the consummation of the Offer or the Merger, (2) seeks to impose limitations on the ability of Parent or Purchaser to effectively exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired by Parent or Purchaser on all matters properly presented to the Company’s shareholders, or (3) if adversely determined, would reasonably be expected to have a Material Adverse Effect (as defined in Section 11—“The Merger Agreement; Other Agreement”) on the Company and (B) no restraint is effect that (1) restrains, enjoins, prohibits or otherwise makes illegal the consummation of the Offer or the Merger, or (2) that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clause (A) above;

•

with respect to the representations and warranties of the Company set forth in the Merger Agreement, as of the date of the Merger Agreement and as of the Acceptance Time (in each case except that representations and warranties that by their terms speak as of a specific date or time only have to be true and correct as of such date or time), (A) the representations and warranties related to matters of corporate organization, such as good standing; capitalization of the Company; the Company’s authority to enter into the Merger Agreement and perform its obligations thereunder; and that since January 31, 2012 no Material Adverse Effect with respect to the Company has occurred, are true and correct in all respects, (B) the representations and warranties related to the accuracy of information provided by the Company for inclusion in documents relating to the Offer; the obtaining of a fairness opinion regarding the Offer and the Merger from a financial adviser; and broker’s fees, are true and correct in all material respects, and (C) the other representations and warranties of the Company are true and correct in all respects, except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier) has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company;

•	the Company has performed or complied in all material respects with all agreements and covenants to be performed by it under the Merger Agreement at or prior to the Expiration Date; and

•	the Merger Agreement has not been terminated in accordance with its terms.

These conditions are set forth in Annex I to the Merger Agreement. They are in addition to, and not a limitation of, the rights of Parent or Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Merger Agreement.

These conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion prior to the expiration of the Offer and, other than the Minimum Condition or the requirement for HSR Approval that is a component of the Governmental Approval Condition, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion, to the extent permitted by applicable law and the applicable rules and regulations of the SEC. If Parent and Purchaser waive a condition that is material to the Offer, Parent and Purchaser will extend the Offer so that it will remain open for at least an additional five business days from the date that the notice of the waiver is published, sent or given to the shareholders. The failure by Parent or Purchaser at any time to exercise any of these rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Notwithstanding the fact that Parent and Purchaser reserve the right to assert the existence of any condition set forth in this Section 15, Parent and Purchaser understand that all conditions of the Offer, other than those dependent upon the receipt of necessary governmental regulatory approvals, must be satisfied or waived prior to the Expiration Date.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder under certain conditions. See Section 15—“Conditions of the Offer.”

Shareholder Litigation. On November 1, 2012, a purported shareholder class action complaint was filed in Multnomah County Circuit Court in the State of Oregon, captioned Ibew Local 98 Pension Fund v. Cascade

Corporation, et al., Case No. 1211-13867. The complaint names as defendants, the Company, each member of the Company Board (the “Individual Defendants”), Parent and Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that each of the Company, Parent and Purchaser aided and abetted the purported breaches of such fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants breached their fiduciary duties by, initiating a sales process that undervalued the Company, vesting themselves with benefits not shared equally by the Company or the public shareholders, capping the price of the Company at a level that does not adequately reflect the Company’s true value and failing to ensure a fair process and maximization of shareholder value. The relief sought includes, among other things, an injunction prohibiting consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated) and the payment of plaintiffs’ attorneys’ fees and costs. The Company, Parent and Purchaser believe the plaintiffs allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(6).

State Takeover Statutes. The Company is incorporated under the laws of the State of Oregon, but has assets and shareholders in both Oregon and other states.

The Oregon Control Share Act. Sections 60.801 through 60.816 (the “Oregon Control Share Act”) of the OBCA generally provide that “Control Shares” acquired in a “Control Share Acquisition” have no voting rights (except as described in this sentence) unless the restoration of the voting rights associated with the shares before the Control Share Acquisition is approved by (i) a majority vote of the holders of the company’s voting shares, including all Control Shares whose voting rights are under consideration and (ii) a majority vote of holders of the company’s voting shares, excluding the Control Shares whose voting rights are under consideration. The OBCA defines “Control Shares” as voting shares of an issuing public corporation that are acquired in a Control Share Acquisition, and generally defines a “Control Share Acquisition” as the acquisition, directly or indirectly, by any acquiring person, including a member of an acquiring group, of ownership of, or the power to direct the voting of, voting shares of an issuing public corporation in a transaction that causes the total voting power of the acquiring person or any acquiring group of which the acquiring person is a member in the election of directors of the issuing public corporation to exceed one-fifth, one-third or one-half of the total voting power of all the voting shares. The OBCA enumerates a number of exceptions to the definition of Control Share Acquisition, which include (pursuant to OBCA Section 60.801(4)(e)(B)) any acquisition consummated pursuant to a contract entered into at a time when the corporation was not subject to the Oregon Control Share Act. OBCA Section 60.804 allows a corporation to opt out of the provisions of the Oregon Control Share Act in its articles of incorporation or bylaws. On October 21, 2012, the Company Board adopted an amendment to the Company Bylaws providing that the provisions of the Oregon Control Share Act shall not be applicable to acquisitions of voting shares of the Company. As a result, the Oregon Control Share Act will not apply to any acquisition of the Shares unless and until such Bylaw provision is repealed. If applicable, the Oregon Control Share Act provides a mechanism for the acquiring person to request that the corporation call a special meeting of shareholders to consider the voting rights to be accorded the shares acquired in the control share acquisition, which meeting shall be held no sooner than 30 days and no later than 50 days after such request by the acquiring person, unless the acquiring person agrees in writing to another date.

The Oregon Business Combinations Act. In general, Sections 60.825 through 60.845 of the OBCA prevent an Oregon corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option, and the Merger, for purposes of the provisions of the OBCA.

Other States. A number of states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, shareholders, principal executive offices or principal places of business therein. To the extent that these state takeover statutes (other than the provisions of the OBCA, as described above) purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and except as set forth in this Offer to Purchase, has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings, and nothing in this Offer to Purchase or any action that Purchaser may take in connection with the Offer is intended as a waiver of that right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until 11:59 p.m., New York City Time on November 15, 2012, the expiration time of a 15 calendar day waiting period which commenced when Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. The Company must file a Premerger Notification and Report Form within 10 calendar days after Parent files its Premerger Notification and Report Form, and has done so. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger on October 31, 2012, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City Time, on November 15, 2012, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

German Antitrust Compliance. As described below, it is also a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that approvals in respect of the transactions contemplated by the Merger Agreement shall have been obtained under the German Act Against Restraints of Competition. Purchaser and the Company have agreed to make the requisite filings under the German Act Against Restraints of Competition. The German Act Against Restraints of Competition requires Parent and the Company to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of Shares pursuant to the Offer shall not be consummated until a one-month waiting period has expired without the FCO having cleared the concentration or initiated an in-depth investigation. In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may be consummated if a waiting period of four months from submission of a complete notification to the FCO has expired unless the FCO has cleared the concentration or the four-month period has been extended further. Parent submitted the filing in Germany on October 23, 2012. Unless an in-depth investigation is initiated or the FCO has cleared the concentration earlier, the waiting period under the German Act Against Restraints of Competition will normally expire on November 23, 2012.

Purchaser is not aware, and the Company has advised Purchaser that it is not aware, of any other applicable restrictions or requirements under antitrust or other competition laws of jurisdictions other than the United States and Germany to consummate the Offer and the Merger. If any other non-U.S. antitrust laws are applicable to the Offer or the Merger, the Company and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger. See Section 15—“Conditions of the Offer.”

17. Fees and Expenses.

Nomura Securities International, Inc. (“Nomura”) is acting as Dealer Manager in connection with the Offer and, together with its affiliate Nomura Securities Co., Ltd. (“Nomura Securities”), has provided certain financial advisory services to Parent in connection with the proposed acquisition of the Company, for which services it will receive customary compensation. Parent and Purchaser have agreed to indemnify the Dealer Manager and certain related parties against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. The Dealer Manager may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, Nomura and its affiliates may hold positions at any time, both long and short, and may trade or otherwise effect transactions for their own accounts and for those of their customers, in Parent and/or the Company’s securities, including the Shares. As a result, Nomura and its affiliates at any time may own certain of Parent’s and/or the Company’s equity securities, including the Shares. In addition, Nomura and its affiliates may tender Shares into the Offer for their own accounts. Neither Nomura nor Nomura Securities assumes any responsibility for the accuracy or completeness of the information contained in this Offer to Purchase or for any failure by Parent or the Company to disclose events that may have occurred or may affect the significance or accuracy of that information.

Parent has agreed to pay Nomura Securities a fee for its financial advisory services in the amount of up to $6.3 million, of which $250,000 was paid to Nomura Securities upon retention, $1.6 million was paid to Nomura Securities upon entering into the Merger Agreement and up to $4.4 million is contingent upon the consummation of the Offer. We have also agreed to reimburse Nomura Securities for its reasonable out-of-pocket expenses, and to indemnify Nomura Securities against certain liabilities and expenses.

Parent and Purchaser have retained Morrow & Co., LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

November 2, 2012

ANNEX I

Information Concerning the Directors and Executive Officers of Parent and Purchaser

Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and each executive officer of Parent. The current business address of each person is 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan and the current phone number is +81-(0)###-##-####. Unless otherwise indicated, each such person is a citizen of Japan.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Akira Imura

Chairman of the Board and Representative Director of Parent since June 2011.

Mr. Imura served as Representative Director and Executive Vice President of Parent from June 2007 to May 2010 and as Representative Director and Vice Chairman of Parent from June 2010 to May 2011.

Kazunori Yoshida

Vice Chairman of the Board and Representative Director of Parent since June 2012.

Mr. Yoshida served as Representative Director and Executive Vice President of Parent from June 2010 to May 2012 and as Senior Managing Director of Parent from June 2006 to May 2010.

Tetsuro Toyoda	President and Representative Director of Parent since 2005.
Kimpei Mitsuya	Executive Vice President and Representative Director of Parent since June 2010. Mr. Mitsuya served as Senior Managing Director of Parent from June 2006 to May 2010.
Tetsuo Agata

Executive Vice President and Representative Director of Parent since June 2011.

Mr. Agata served as President of Toyota Motor Engineering & Manufacturing North America, Inc. from June 2008 to May 2011 (motor vehicle development and production, 25 Atlantic Avenue, Erlanger, KY 41018), as Senior Managing Director of Toyota Motor Corporation from June 2008 to May 2011 (Motor vehicle production and sales, 1 Toyota-cho, Toyota-shi, Aichi 471-8571 Japan), as Executive Vice President of Toyota Motor Europe NV from July 2006 to May 2008 (Motor vehicle production and sales, 60 Avenue du Bourget, Brussels 1140, Belgium) and as Managing Officer of Toyota Motor Corporation from June 2004 to May 2008.

Chiaki Yamaguchi	Executive Vice President and Representative Director of Parent since June 2012.

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Mr. Yamaguchi served as Senior Managing Director of Parent from June 2011 to May 2012 and as Standing Corporate Auditor of Toyota Motor Corporation from June 2003 to May 2011.
Toshiyuki Sekimori	Senior Managing Director of Parent since June 2006.
Kazue Sasaki

Senior Managing Director of Parent since June 2011.

Mr. Sasaki served as Managing Officer of Parent from June 2006 to May 2008, as Senior Managing Officer of Parent from June 2008 to May 2010, as President of Toyota Industrial Equipment Manufacturing Inc. from June 2009 to May 2011 (manufacture of industrial equipment, 5555 Inwood Drive, Columbus, Indiana 47201) and as Director of Parent from June 2010 to May 2011.

Hirotaka Morishita

Senior Managing Director of Parent since June 2011.

Mr. Morishita served as Director of Parent from June 2010 to May 2011, as Senior Managing Officer of Parent from June 2008 to May 2010, as President of Toyota Motor Industries Poland Sp. z.o.o. from June 2008 to June 2011 (manufacture and sales of automobile engines, ul. Japonska 6, Leg, 55-220, Jelcz-Laskowice, Poland), as President of Izumi Machine MFG.Co., Ltd. from June 2006 to February 2008 (manufacture and sales of automotive parts and machine tools, 1-3, Shimizu, Kitasaki-cho, Obu-shi, Aichi 474-8510 Japan) and as Managing Officer of Parent from June 2006 to May 2008.

Shinya Furukawa	Senior Managing Director of Parent since June 2010. Mr. Furukawa served as Senior Managing Officer of Parent from June 2008 to May 2010 and as Managing Officer of Parent from June 2006 to May 2008.
Akira Onishi	Senior Managing Director of Parent since June 2010. Mr. Onishi served as Senior Managing Officer of Parent from June 2008 to May 2010 and as Managing Officer of Parent from June 2006 to May 2008.
Masaharu Suzuki	Senior Managing Director of Parent since June 2011. Mr. Suzuki served as Managing Officer of Parent from June 2008 to May 2011.
Masafumi Kato

Director of Parent since June 2012.

Mr. Kato also serves as President of Toyota Industry (Kunshan) Co., Ltd. since 2012 (manufacture and sales of foundry parts for automobiles, textile machineries and industrial equipment as well as manufacture and sales of lift trucks, 18 Zhonghuayuan Rd., Kunshan E.&T. Development Zone, Jiangsu, P.R.China) and served as Senior Managing Director of Parent from June 2005 to May 2012.

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Norio Sasaki	Director of Parent since June 2012. Mr. Sasaki served as Managing Officer of Parent from June 2006 to May 2010 and as Senior Managing Officer of Parent from June 2010 to May 2012.
Toshifumi Ogawa	Director of Parent since June 2012. Mr. Ogawa served as Senior Managing Officer of Parent from June 2010 to May 2012 and as Managing Officer of Parent from June 2006 to May 2010.
Toshifumi Onishi	Director of Parent since June 2012. Mr. Onishi served as Senior Managing Officer of Parent from June 2010 to May 2012 and as Managing Officer of Parent from June 2006 to May 2010.
Fujio Cho	Director of Parent since June 2011 and Chairman of the Board of Toyota Motor Corporation since 2006.

Directors and Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and each executive officer of Purchaser. The current business address of each person is 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan and the current phone number is +81-(0)###-##-####. Unless otherwise indicated, each such person is a citizen of Japan.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Kyoichi Maruyama	President, Treasurer, Secretary and Sole Director of Purchaser since October 2012. Mr. Maruyama served as General Manager, Legal Department of Parent since June 2006.

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ANNEX II

Excerpts from the Oregon Business Corporation Act Relating to Dissenters’ Rights Pursuant to Sections 60.551 to 60.594

DISSENTERS’ RIGHTS

(Right to Dissent and Obtain Payment for Shares)

60.551 Definitions for ORS 60.551 to 60.594. As used in ORS 60.551 to 60.594:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under ORS 60.554 and who exercises that right when and in the manner required by ORS 60.561 to 60.587.

(4) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(7) “Shareholder” means the record shareholder or the beneficial shareholder. [1987 c.52 §124; 1989 c.1040 §30]

60.554 Right to dissent. (1) Subject to subsection (2) of this section, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate acts:

(a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by ORS 60.487 or the articles of incorporation and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent under ORS 60.491;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; or

(B) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under ORS 60.141;

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(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(f) Conversion to a noncorporate business entity pursuant to ORS 60.472.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under ORS 60.551 to 60.594 may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(3) Dissenters’ rights shall not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange on the record date for the meeting of shareholders at which the corporate action described in subsection (1) of this section is to be approved or on the effective date of the merger under ORS 60.491, unless the articles of incorporation otherwise provide. [1987 c.52 §125; 1989 c.1040 §31; 1993 c.403 §9; 1999 c.362 §15; 2009 c.355 §2]

60.557 Dissent by nominees and beneficial owners. (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares regarding which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote. [1987 c.52 §126]

(Procedure for Exercise of Rights)

60.561 Notice of dissenters’ rights. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under ORS 60.551 to 60.594 and be accompanied by a copy of ORS 60.551 to 60.594.

(2) If corporate action creating dissenters’ rights under ORS 60.554 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send the shareholders entitled to assert dissenters’ rights the dissenters’ notice described in ORS 60.567. [1987 c.52 §127]

60.564 Notice of intent to demand payment. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights shall deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated and shall not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter. [1987 c.52 §128]

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60.567 Dissenters’ notice. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of ORS 60.564.

(2) The dissenters’ notice shall be sent no later than 10 days after the corporate action was taken, and shall:

(a) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement of the terms of the proposed corporate action to news media or to shareholders and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand. This date may not be fewer than 30 nor more than 60 days after the date the subsection (1) of this section notice is delivered; and

(e) Be accompanied by a copy of ORS 60.551 to 60.594. [1987 c.52 §129]

60.571 Duty to demand payment. (1) A shareholder sent a dissenters’ notice described in ORS 60.567 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to ORS 60.567 (2)(c), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s shares under subsection (1) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter. [1987 c.52 §130]

60.574 Share restrictions. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under ORS 60.581.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. [1987 c.52 §131]

60.577 Payment. (1) Except as provided in ORS 60.584, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with ORS 60.571, the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year and the latest available interim financial statements, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under ORS 60.587; and

(e) A copy of ORS 60.551 to 60.594. [1987 c.52 §132; 1987 c.579 §4]

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60.581 Failure to take action. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under ORS 60.567 and repeat the payment demand procedure. [1987 c.52 §133]

60.584 After-acquired shares. (1) A corporation may elect to withhold payment required by ORS 60.577 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares an explanation of how the interest was calculated and a statement of the dissenter’s right to demand payment under ORS 60.587. [1987 c.52 §134]

60.587 Procedure if shareholder dissatisfied with payment or offer. (1) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under ORS 60.577 or reject the corporation’s offer under ORS 60.584 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under ORS 60.577 or offered under ORS 60.584 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under ORS 60.577 within 60 days after the date set for demanding payment; or

(c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within 30 days after the corporation made or offered payment for the dissenter’s shares. [1987 c.52 §135]

(Judicial Appraisal of Shares)

60.591 Court action. (1) If a demand for payment under ORS 60.587 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand under ORS 60.587 and petition the court under subsection (2) of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the circuit court of the county where a corporation’s principal office is located, or if the principal office is not in this state, where the corporation’s registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

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(4) The jurisdiction of the circuit court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the court order appointing them, or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding is entitled to judgment for:

(a) The amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(b) The fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under ORS 60.584. [1987 c.52 §136]

60.594 Court costs and counsel fees. (1) The court in an appraisal proceeding commenced under ORS 60.591 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under ORS 60.587.

(2) The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ORS 60.561 to 60.587; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amount awarded the dissenters who were benefited. [1987 c.52 §137]

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The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of the Company or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Mail:	By Overnight Courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn: Corporate Actions Voluntary Offer	Attn: Corporate Actions Voluntary Offer
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

Other Information:

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call Collect: (203) 658-9400

All Others Call Toll Free: (800) 662-5200

E-mail: info@morrowco.com

The Dealer Manager for the Offer is:

Nomura Securities International, Inc.

2 World Financial Center

New York, NY 10281

Call: (212) 667-2152